UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

MED-X, INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-10472

Nevada	46-5473113
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue Canoga Park, California	91304
(Address of principal executive offices)	(Zip Code)

(818) 349-2870

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report on Form 1-K are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our goals and strategies
•	our future business development, financial condition and results of operations
•	expected changes in our revenue, costs or expenditures
•	growth of and competition trends in our industry
•	our expectations regarding demand for, and market acceptance of, our products and services
•	our expectations regarding our relationships with investors, institutional funding partners and other parties we collaborate with;
•	fluctuations in general economic and business conditions in the market in which we operate; and
•	relevant government policies and regulations relating to our industry.

You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

For further information regarding our risk factors we direct you the section under “Risk Factors” in our Form 1-A/A as filed with the Securities and Exchange Commission on April 15, 2025.

Item 1. BUSINESS

Overview

Med-X, Inc., a Nevada corporation founded in 2014, focuses on developing, marketing, and distributing natural, eco-friendly products. The company is dedicated to providing innovative solutions in pest control, pain management, and natural wellness, addressing the growing demand for sustainable alternatives across industries. Our product lines include Nature-Cide®, Thermal-Aid®, and Malibu Brands, each targeting unique market needs. Additionally, Med-X operates The MJT Network®, an online media platform providing cannabis-related content and advertising opportunities. Our business model leverages strategic partnerships, e-commerce platforms, and direct sales to generate revenue. By combining innovative product development with an emphasis on environmentally conscious practices, Med-X is positioned to capitalize on expanding market opportunities in the natural products sector.

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Our Business

We are a Nevada corporation formed in February 2014 engaged in the business of product development, distribution, and marketing of our products, which currently consist of Nature-Cide®, Thermal-Aid®, and Malibu Brands. On April 16, 2018, we completed the Merger with Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”), pursuant to which PSH became our 99% owned subsidiary, on April 16, 2018. We have developed a series of natural “green” branded products under division names Nature-Cide®, Thermal-Aid®, and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, janitorial, hospitality, transportation and agriculture, as well as the Hemp and Cannabis cultivation industry. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Malibu Brands are all-natural essential oil products, which also include Hemp and CBD oil products which are not eligible for sale at this time, designed for various ailments and are still in the development stage. We also operate the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes high quality media content regarding Cannabis to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and also publishes a daily news video through social and news applications. Med-X also plans, to the extent it is federally legal to do so, to cultivate high quality custom-bred Hemp and Cannabis for the medical market to treat such aliments as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms.

Besides supplying Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply products, including Nature-Cide insecticides, pesticides, granular and soil blends to legally operating Hemp and Cannabis agricultural operators. As these core businesses evolve, and it becomes federally legal to do so, we will seek to develop and monetize techniques for the recognition and extraction of Hemp and Cannabis compounds for the medical industry.

We plan to supply products to the agricultural and supply industries, including Nature-Cide® brands such as Nature-Cide’s® Pest Management and All-Purpose formulations, which were licensed to Med-X in 2014 and 2015. We also plan to do the same with our Nature-Cide special insecticidal soil, for which Med-X and Matthew Mills were recently issued a Patent. Nature-Cide® is an all-natural essential oil insecticide/miticide/nematicide that repels and kills a wide variety of pests, including insects that are commonly known to damage agriculture crops which also includes Hemp and Cannabis crops. Nature-Cide® is owned, manufactured and distributed by PSH.

Our primary sources of revenue are revenue from Nature-Cide, Thermal-Aid and Malibu Brands products, as well as through the sale of industry related merchandise.  Currently the Company’s significant revenue is generated through Nature-Cide and Thermal-Aid. Malibu Brands has been growing steadily since its launch in the second half of 2021, but accounts for an insignificant amount of total revenues. During 2024, Nature-Cide accounted for approximately 47.4% of our revenue, Thermal-Aid accounted for approximately 51.3% of our revenue, and Malibu Brands accounted for 1.3% of our revenue. Nature-Cide generates its revenue mostly through direct sales to distributors, both domestically and internationally, while Thermal-Aid generates revenue through distribution channels while continuing to increase its sales activity via ecommerce channels.

Revenues are earned from selling products to customers and distributors using (i) the Amazon eCommerce portal other online portals; (ii) our owned and operated eCommerce website; (iii) third party distributors; and, (iv) on occasion, direct to end user. Our earnings process is considered complete upon receipt of payment from the customer when the customer is the end user (sales generated on our eCommerce website, eCommerce reseller portals or direct to end user), and upon issuance of an invoice to our distribution partners, provided shipment and/or delivery of the purchased products has been made to the customer, with respect to sales processed online; or shipment of the product for sales made to distributors or direct to end user consumers. Revenue, if any, from our MJT Network and Malibu brands operations are immaterial to our earnings process and are recorded once the transaction is considered complete.

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Management also believes that substantial revenue can be earned from the online sale of Nature-Cide® and other products and services to medicinal use patients who are engaged in legal Hemp and Cannabis cultivation as well as the Hemp and Cannabis agricultural business, including indoor greenhouse operations. We may also earn revenue from providing consulting services to other Hemp and Cannabis industry participants. In the long run, revenue is anticipated from our ongoing product sales as well as planned Hemp and Cannabis compound identification and extraction system and our planned Cannabis products, assuming it is federally legal to do so and our research and development of those planned products and services are successful. No revenue is expected from the sale of Hemp and Cannabis or medicinal Hemp and Cannabis compounds for medical or recreational use until such sale is federally legal to do so. Management believes it will eventually see revenue from growing, harvesting and selling high quality, custom-bred Hemp and Cannabis for the California medical and recreational Hemp and Cannabis markets.  As a California grower, we will approach other markets that become federally legal  available in the future, if any.

Our operational expenditures are primarily related to development of The Marijuana Times platform, marketing costs associated with getting users to join our network and engage with other users, and the costs related to being a fully reporting company with the SEC. Since its inception in 2015, The Marijuana Times has built a growing network of users. This growth has been aided by the growing use of mobile applications and the popularity of the Cannabis legalization movement among young adults.

Acquisition of Pacific Shore.

In April 2018, Med-X closed an Agreement of Merger and Plan of Reorganization with its affiliate, Pacific Shore, pursuant to which Pacific Shore has become a wholly owned subsidiary of the Company. The Merger did not result in significant dilution to Med-X shareholders upon its closing on April 16, 2018. In order to prevent dilution to existing Med-X shareholders, our current Chairman and Chief Executive Officer, Mr. Mills, and PSH collectively tendered to Med-X for cancellation approximately 55 million outstanding shares of Med-X common stock on the closing. Upon closing of the Merger, we issued to Mr. Mills 10,000 shares of newly authorized super-voting Series A Preferred Stock, having de minimus economic rights (i.e. no conversion right, no dividend rights, and virtually no liquidation preference), but conferring on him 51% voting control of the Company. See “Business-Merger with Pacific Shore.” We plan to continue similar efforts to acquire other companies that have similar business models of developing natural products, as well as offering pest control services nationally. Our management believes it can create strong value for shareholders by acquiring companies that have growing revenues and assets.

The primary sources of revenue for Med-X and Pacific Shore moving forward are expected to be the proceeds from continued sales of Nature-Cide and Thermal-Aid through our national distribution channels. We also expect to generate revenue from advertising and the online sale of products on the Company’s media platform, www.marijuanatimes.org. We have launched various online sales venues for this purpose, such as www.nature-cide.com, www.thermalaidproducts.com, and www.malibu-brands.com. We plan to aggressively market our Nature-Cide and Thermal-Aid brands while positioning our media venue, www.marijuanatimes.org, to attract sponsorship and advertisers as well as companies that desire to utilize the crowdfunding initiatives under the Jobs Act. During this cycle, we plan to ramp up our ready-to-use consumer version of the Nature-Cide products scheduled to be on retail shelves in 2025 and 2026.

Business of Pacific Shore

Pacific Shore is a Delaware corporation which, through its 99% owned subsidiary, Pacific Shore Holdings, Inc., a California corporation formed in January 2010 (hereinafter, “PSH-CA”), is engaged in the business of product development, distribution, and marketing. On December 31, 2012, Pacific Shore, which prior to this date was an inactive public shell company without material assets or liabilities, consummated the acquisition of PSH-CA, a privately-held company, through a share exchange (the “Business Combination”). The closing of the Business Combination resulted in PSH-CA’s security holders becoming the controlling security holders of Pacific Shore, and PSH-CA becoming a 99% owned subsidiary of Pacific Shore. Pacific Shore had a trading symbol, “PSHR”, which we expect will remain inactive for the foreseeable future. Pacific Shore’s Chairman and Chief Executive Officer, Matthew Mills, is the President, a director, and a principal shareholder of Med-X, Inc.

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Pacific Shore manufactures and distributes two 100% natural essential oil products owned by us, Nature-Cide and Malibu-Brands. Our Nature-Cide products have been tested in various regions across the United States and in Asia with positive results by multiple pest control companies, hotel and motel operators, agricultural personnel for various pests, and fire department personnel for snake control. Extensive testing by us and an independent third-party laboratory also indicates that our Nature-Cide products kill or deter a wide variety of pests, including but not limited to bed bugs, ants, fleas, ticks, cockroaches, crickets, and stink bugs, while repelling and or deterring various birds, rodents, and reptiles.

After years of research and development, in February 2014, we became a certified and licensed pest control applicator in California for agricultural commercial pest control. In July 2015, we received our pest control business main license and officially launched as a California licensed pest control company in Los Angeles, California. In 2016, we became licensed to maintain landscaping in residential and commercial settings and we obtained our applicator license, which allows us to provide pest control services for agriculture and landscape. Our pest management service is growing and is servicing numerous ranch style and upscale homes and properties in Los Angeles and Ventura Counties. Management’s intention is to partner with other pest control service companies to offer the services and methods of our Nature-Cide service division as the Nature-Cide brand matures in the pest control, janitorial, transportation, and hospitality arenas. We also plan to increase its service footprint nationally by acquiring other established pest control service businesses that practice Integrated Pest Management protocols, if we have sufficient capital or financing to do so.

In 2014, as required for sale, we began registering our Nature-Cide products with multiple state Environmental Protection Agency (“EPA”) offices around the country. Our Ready to Use Nature-Cide All-Purpose Insecticide, Flea & Tick Insecticide, and Nature-Cide All-Purpose Commercial Concentrate in one and five-gallon containers for indoor and outdoor professional use were our first products to be registered with state EPA offices in 39 states. In 2016, we registered our Nature-Cide Ready to Use Outdoor insecticide as well as our Pest Management X2 Commercial Concentrate in sixty four ounce, one, two and a half, five, and 55 gallons for outdoor professional use. In 2018, Pacific Shore developed and released two new products, the Nature-Cide Insecticidal Dust for indoor and outside use, and Nature-Cide Pest Management Granular, for outdoor use. Both of the products are also in the process of being registered where applicable.

Currently the Nature-Cide products are positioned with national distributors including TSP, VES ENX, PCS  and FOR . Nature-Cide and its distributors have been able to promote Nature-Cide as a recognizable product line in the pest control industry in multiple states, as well as to promote the brand in social media (i.e. Facebook, Twitter, and LinkedIn). TSP, headquartered in Santa Fe Springs, California has approximately 35 distribution centers nationally, VES/UNI has approximately 30 distribution centers nationally, and Forshaw has 12 locations nationally and ENX has distribution offices in more than 29 countries.

We are currently selling Thermal-Aid and the Thermal-Aid Zoo online through various web sites including but not limited to FSAStore.com, Walmrt.com and Amazon.

Nature-Cide.

Nature-Cide is Med-X’s flagship product line of all-natural pest control solutions. These products, developed in collaboration with Pacific Shore, are designed to provide effective, chemical-free alternatives to traditional pesticides. Comprising essential oils like cedar, cinnamon, and citronella, Nature-Cide products are safe for humans and pets, making them ideal for residential, commercial, and agricultural use.

Nature-Cide’s product range includes:

•	All-Purpose Insecticide: Effective against ants, cockroaches, fleas, and more.
•	Pest Management X2: A professional-grade solution for pest control operators.
•	Granular and Dust Formulations: Designed for agricultural use, including cannabis cultivation.

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Comprised of various essential oils such as cedar oil, cinnamon oil, clove oil, cottonseed oil and other natural ingredients, Nature-Cide is a pleasantly aromatic, chemical free insecticide/pesticide/miticide/nematicide and repellent that kills or deters a variety of different pests, including cockroaches, bed bugs, ants, spider mites, white flies, caterpillars, and other pests associated pest control operations, janitorial, turf care, hospitality, transportation and agriculture. Nature-Cide products are also proven in commercial and residential environments and kill or deter a wide variety of household insects including, flies, fleas, and mosquitoes, which sometimes can carry deadly diseases.

Nature-Cide contains no harmful poisonous chemicals to humans, most commonly found in many other insecticides and insect repellents. In addition to cedar oil, cinnamon oil, clove oil and cottonseed oil, Nature-Cide may also contain citronella oil, garlic oil, mint oil, peppermint oil, geranium oil, lemon grass oil, and rosemary oil, all of which are recognized by the Environmental Protection Agency (“EPA”) as FIFRA 25b MINIMUM RISK PESTICIDE compounds. Cedar oil is a natural repellent found to be effective in the states with swamps for eradicating mosquitoes without harming the ecosystem. By the same token, cinnamon oil is known in Guam for warding off snakes from train cars and shipping containers. One of our Nature-Cide formulas is an insecticide that kills various insects on contact, including but not limited to ants, fleas, mites, slugs, snails, silverfish, mosquitoes, cockroaches and a variety of other insects. The Nature-Cide Pest Management X2 formula also acts as an effective repellent for other insects, reptiles and rodents.

Nature-Cide is classified as a MINIMUM RISK PESTICIDE under FIFRA (25b) and is exempt from federal registration by the (“EPA”). Unlike other repellents and insecticide products which contain toxic chemicals, Nature-Cide is safe for use in all environments. Pacific Shore has developed several formulations of Nature-Cide for use indoors, outdoors, on humans, and on pets. As of July 31, 2014, the Nature-Cide All-Purpose and Pest Management X2 insecticide formulations have been registered in states that require EPA registration if the Company sells in that state. In addition, the Colorado, Oregon and Washington Departments of Agriculture have approved the Nature-Cide All-Purpose product for use on cannabis crops grown in those states. The Company’s is developing multiple new formulations of Nature-Cide products which are yet registered and accordingly is not yet sold.

Nature-Cide products have been field tested for over seven years on ranch homes in the Santa Monica Mountains, from Bel Air to Malibu as well as being third party tested in laboratory settings. Nature-Cide’s research and development and field testing has evolved into a Pest Management Service, a division of Pacific Shore, and is now recognized and licensed in the State of California as a state applicator with a Qualified Applicators License # 133658 for agricultural and landscape use in commercial and residential settings. This being said, the Nature-Cide products and services division has also begun supplying and servicing small hemp and cannabis cultivators in Southern California through its distribution partners.

Nature-Cide products are currently offered nationally to commercial pest control, janitorial, hospitality, transportation, turf care and agricultural professionals nationally through various commercial distributors such as TSP, VES, ENX, PCS and FOR. Collectively the pest management market encompasses a wide variety of sectors that encompass a substantial revenue stream worldwide. The demand for all-natural products like Nature-Cide is becoming continuous as regulatory bodies continue to ban traditional poisonous pest control applications around the world. Currently Nature-Cide products are being utilized by a gamut of professional applicators using the products in such places as school districts, hospitals, hotels/motels, zoos, food plants, livestock farms, greenhouses, passenger rail cars, passenger and cargo aircraft and agricultural settings including hemp and cannabis cultivation. In 2017 TSP’s parent company, “Rentokil Initial”, began testing Nature-Cide in Hong Kong, Macau, China and Mumbai, India. Results from testing warranted an immediate focus on registration in Hong Kong, Macau and Mumbai, where product orders have been received, and usage has commenced. At the request of Rentokil Initial operations in multiple countries such as New Zealand, Australia, Singapore, Malaysia, where we are now focused on testing protocols for Nature-Cide products, ENX is working to supply Rentokil Initial pest control operations in various location around the world, which include the counties listed above.  In early 2018, VES, has now begun ordering the full Nature-Cide line within the United States.

In January 2023, one of our Nature-Cide distribution customers, Pest Control Supplies, came forward with a plan to begin registration of the Nature-Cide products within the Caribbean Island countries. As of January 2023, product applications for Nature-Cide All-Purpose Commercial Concentrate, Nature-Cide Granular, Nature-Cide Insecticidal Dust, and Nature-Cide Pest Management X2 Concentrate have been submitted for registration in Barbados, St. Lucia, Trinidad and Guyana. In May 2023, with an approval of the above products in Trinidad, Tabago, St Lucia and Guyana, the first order in Guyana was shipped.

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In January 2019, the Nature-Cide team was invited to participate in platinum marketing designation with TSP and VES. For the Company to participate in this high level of marketing within these distribution venues, the Company needed to establish a demand for its products nationally. Its products must already be positioned within most of the customers and multiple distribution centers throughout the country. The Company has been doing business with TSP and VES for more than three years and has established a solid customer base around the United States which has enabled the Company to position its products within the distributor’s platinum marketing programs. The Company participates in the highest-level marketing campaigns and has not made any payments to attain this status. We have attended annual sales meetings in various location throughout the United States such as but not limited to  Savannah GA, Las Vegas NV and Fort Worth TX with TSP and Chicago IL with VES . During these meetings, both distributors announced that Nature-Cide will be represented as a top-level platinum sponsor, and our Nature-Cide product line will be presented to the entire customer base of both distributors, which consists of over 15,000 customers nationally. Going forward, due to the platinum sponsorship designation, Nature-Cide will be showcased as a go to 25b minimum risk green program. We are working closely with two of its distributors, TSP and VES , to distribute samples and information to both customer bases, and collectively monitor and record results from the applications of Nature-Cide in places around the country as well as in Asia, for social media to share with potential new customers who can understand the vast amount of applications that can be realized for the Nature-Cide brand. TSP and VES have solid footprints in the USA as suppliers of products for pest control, turf grass care, and for professional use in the hospitality, parks and recreation, transportation, sanitation, and golf care industries, as well as the recent addition of the hemp and cannabis cultivation industry. Management of the Company as well as distributor management agrees that the 25b minimum risk market has a solid future in the pest control sector. VES and TSP, along with TSP’s parent company, Rentokil Initial as well as ENX, are constantly working with the Nature-Cide team to deploy and plan ways that the product can be utilized, and to build scalable programs for the various industries where Nature-Cide can receive the best positioning for long term sales growth.

Due to the continued planning and sponsorship coupled with the positive reception of Nature-Cide by the professional end user, the Nature-Cide product development team has entered into discussions with TSP product development personnel to create a unique product designed for turf grass applications in golf and other turf grass venues, including parks and recreation, by combining Nature-Cide with a blend of TSP Turf Fuel for the golf and turf care industries. The Turf Fuel and Nature-Cide product blend is currently in laboratory development. The Company is also in discussion with TSP management to register Nature-Cide in Canada. In 2017, Nature-Cide announced a new compressed air 16-ounce all-purpose insecticide prototype which was eventually produced for professional use. Due to the response and continued professional usage, along with social media promotion, we are in the process of finalizing development of a ready to use group of compressed air products to release to consumers. These products consist of the All-Purpose which was released in early 2020, Flea & Tick, Insect Repellent, and an outdoor formulation that is expected to be released in 2025.

Nature-Cide License and Patent Application. Pacific Shore has an exclusive royalty-free worldwide master license from Matthew Mills, one of the founders of the Company and Pacific Shore, to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by Pacific Shore or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between Pacific Shore, as sublicense or, and Med-X, as sublicensee, was merged and terminated. Accordingly, Pacific Shore can sell Nature-Cide directly to all potential customers for the product throughout the world.

In June 2015, Med-X filed a patent application with the United States Office of Patents and Trademarks for its process of infusing Nature-Cide and other beneficial substances into growing soil for the agricultural and hemp and cannabis industries. Mr. Mills, our Chief Executive Officer, is named as the inventor. The patent was granted October 19, 2021 with Patent No. US 11,147,266 B2. Med-X plans to market and sell its Nature-Cide insecticidal soil to hemp, cannabis and other mainstream agricultural cultivators.

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 The license agreement with Matthew Mills has no termination date as exhibited in Exhibit 6.5 . The license agreement has a one-year term that automatically renews each year for one additional year unless terminated by either party for any reason or no reason at least 30 days prior to the expiration of the term. The licensor owns all improvements to products that pertain to any and all license agreements. The licensee bears the expense and responsibility for prosecution and maintenance of the licensed intellectual property. Additionally, the license shall continue for a period of one year from January 15, 2010 (the “Effective Date”) and thereafter, shall be automatically renewed by mutual written agreement of the licensor and licensee, for successive one year periods as provided in the license agreement. The term of the license agreement will automatically renew each year for one additional year unless terminated in writing by either party for any reason or no reason at least thirty (30) days prior to the expiration of the term, in which case the term ends, the license will no longer be in effect.

As of December 31, 2024 no royalty payments are due under the license agreement.

Thermal-Aid

In addition to developing our own products, we also currently own an exclusive worldwide royalty-free license to sell a patented 100% natural therapeutic heating/cooling treatment pack called Thermal-Aid. Thermal-Aid is a clinically proven microwaveable heat treatment pack that doubles as a cold therapy source to assist with reducing swelling and relieving pain. In a four-month, 96 patient clinical trial, the Thermal-Aid arthritis packs proved to reduce arthritis medications by 20% and it was perceived to have a 35% reduction in pain. During 2014, the entire Thermal-Aid product line, which includes 23 different configurations, became eligible for Flexible Spending Accounts for consumers nationally as well as being eligible for Worker Compensation reimbursement for patients nationally. Our full line of Thermal-Aid products is currently available through the Cardinal Health Distribution network, which includes FSAStore.com, AssuraMed, and Independence Medical. The entire Thermal-Aid line is also being carried by WBC Healthcare Distribution venues, which include Meyer Chiropractic Distribution, Meyer Physical Therapy, Meyer DC, Milliken Medical and Elivate Fitness. The Cardinal Health distribution network, of which AssuraMed and Independence Medical are a part, now also offers all Thermal-Aid products. Our Thermal-Aid Zoo Animals are also available at all California Kroger owned Ralphs Grocery Pharmacy locations as well as Colorado Kroger owned King Soopers locations, Utah Kroger owned City Market locations, and Kroger locations in Georgia, which encompass approximately 376 locations. We continue negotiating with Kroger to place our Thermal-Aid products in all Kroger chains nationally but there can be no assurance that we will reach such an agreement. Cardinal Health carries inventory of Thermal-Aid products in distribution centers throughout the United States. Thermal-Aid has been seen on the Home Shopping Network and on NBC’s ShopHQ. In addition, we continue to run a Thermal-Aid Zoo infomercial in a national television campaign in the “As Seen on TV” category. The Kroger chain continues to invite the Thermal-Aid showcasing team to present the Thermal-Aid line to pharmacists that operate its pharmacy divisions.

Our chairman and founder, Mr. Mills, has licensed two trademarks to the Company on a royalty free basis that he recently acquired for “Thermal-Aid” and “Nature’s Therapeutic Source.” He also owns two patents related to Thermal-Aid that recently expired. The first was a patent for a thermal device for applying thermal energy to the body of a person, animal, or other surface utilizing segmented organic filler. The second was for a thermal device and ornamental design for applying thermal energy to the body of a person, animal, or other surface utilizing segmented organic filler that may have the general appearance of a child’s toy or other configuration. Our chairman and founder Matthew Mills, has granted us an exclusive worldwide royalty-free license to utilize and sublicense these trademarks to market, distribute, and sell Thermal-Aid, for which he was issued 4,605,337 shares of PSH-CA’s common stock which he subsequently exchanged for shares of our common stock (the “License Agreement”). Mr. Mills has not received any payments to date under this License Agreement. There are no milestones and no royalty rate associated with the License Agreement. The License Agreement was entered into as of January 15, 2010 (the “Effective Date”) and the initial term of the License Agreement was for a period of one year from the Effective Date. Thereafter, the License Agreement automatically renews each year for an additional year unless terminated in writing by either party to the License Agreement at least 30 days prior to the termination of the then current term. During the term, the license is exclusive to the Company. There have been no payments made to date and there are no milestones payments in the License Agreement.

On June 22, 2012, we entered into an exclusive license agreement with Dr. Hyson, d.b.a. Hyson Medical Products, pursuant to which we were granted an exclusive license to utilize three patents currently owned by Dr. Hyson: (1) Device and Method for Treatment of Headache - 5,700,238 (December 23, 1997), (2) Medicated Wrap - 6,313,370 (November 6, 2001), and (3) Medicated Wrap - 7,186,260 (March 6, 2007). We are using the technology and case study covered by these patents to market additional private label consumer products under our brand to address headache pain relief, both migraine and tension. The patents licensed to us from Dr. Hyson have since expired.  Dr. Hyson already sells his own line of headache pain relief and medicated wrap products for consumers. We have a license to utilize these patents for any branded products developed by us during the term of the license agreement. For such branded products, Dr. Hyson receives a license fee equal to 5% of net sales made by us of those products. There are no milestone payments associated with this license agreement. We will own the intellectual property to all of our branded products developed under this license agreement. The initial term of the license agreement is five (5) years with options exercisable for one-year extensions, subject to termination after two (2) years if by then we have not brought a branded product to market. We commercialized this technology within two (2) years by the launch of our Thermal-Aid Headache Relief System.

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Thermal-Aid Headache Relief System. One of our directors, Dr. Hyson, is the inventor and grantee of three patents which have been licensed to Pacific Shore to commercialize the Thermal-Aid Headache Relief System and Malibu Brands Pain Relief Cream. Patent details are as follows:

DEVICE AND METHOD FOR TREATMENT OF HEADACHE

Patent Number 5,700,238

Date Granted: December 23, 1997 – United Stated Patent Office

MEDICATED WRAP

Patent Number 6,313,370 B1

Date Granted: November 6, 2001 - United Stated Patent Office

MEDICATED WRAP

Patent Number: 7186260

Date Granted: March 6, 2007 - United Stated Patent Office

The license agreement with Dr. Hyson was executed in June 2012 for an initial five (5) year term with an automatic annual 12-month renewal unless earlier terminated as provided for in the license agreement. As of December 31, 2024 we have paid to Dr. Hyson aggregate royalties of $26,302and have accrued royalties of $491 as of December 31, 2024. The patents have since expired and we are using the technology and case study covered by these patents to market additional private label consumer products under our brand to address headache pain relief, both migraine and tension.

The MJT Network

The MJT Network. We also operate the MJT Network® through our online media platform, www.marijuanatimes.org, which publishes media content regarding cannabis and hemp industries to generate revenue from advertisers and traffic optimizing venues. This platform has been publishing cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the cannabis and hemp industries on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international level. Stories, columns, advice and analysis may come from a combination of regular consultants, contributors, freelance and staff writers, our personnel and public news sources. Once capitalized, we plan to eventually add online ecommerce to the MJT Network website, offering branded industry products for sale from third party suppliers and from its own product lines, subject in all cases to compliance with applicable federal and state law. The network includes smart phone and tablet applications, and its original content is distributed across several digital platforms including web, native iOS, Vimeo Video, YouTube, Apple Podcast Audio and Apple News. At this time, it is uncertain if and when the Company will add e-commerce to the www.marijuanatimes.org website.

Distributors

Most of the Company’s revenue is generated through a number of large distributors. Currently, Nature-Cide products are distributed by multiple pest control distributors such as VES, TSP, ENX, PCS and FOR and deployed to hundreds of pest control companies nationwide.  Nature-Cide products can also be found within the Amazon, Kroger and Walmart marketplaces. You can see some of these customers within our partner network using the following link: https://nature-cide.com/pages/store-locator. We also have begun supplying our products to Rentokil International in various countries such as India, Singapore and Hong Kong.

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For the year ended December 31, 2024, the Company earned 29% of gross revenue from two specific customers; specifically 16% from Target Specialty Products and 13 % from Veseris.  For the year ended December 31, 2023, the Company received 18% of its revenue from one customer; specifically, Target Specialty Products. Our relationship with our distributors is demand driven and the Company is set up within their distribution system as a supplier. There are no contracts in place at this time as the distributors do not require a written agreement. We cannot guarantee that we will be able to generate similar levels of sales from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, our results of operations could be materially adversely affected. We anticipate this concentration to continue for the foreseeable future.

Vendors

Med-X relies on single supplier relationships for raw materials and filling capacity due to the unique formulation and components of its product lines. This reliance poses a business risk, as operational issues or supply disruptions from these vendors could adversely affect the company’s operations.

In 2024, two vendors accounted for 76% of total purchases:

•	Berje: 50%
•	Actions & Company: 26%

In 2023, two vendors accounted for 78% of total purchases:

•	Berje: 45%
•	Actions & Company: 33%

While Med-X recognizes the risks associated with this vendor concentration, the company believes that alternative suppliers are available to provide comparable inventory if significant vendors become unable or unwilling to deliver on time.

Recent Developments

On February 11, 2025, the Company filed a regulation D offering for $2,000,000 priced at $2.00 per share for accredited investors only. The offering of 1,000,000 shares at $2.00 per share plus provides for the potential sale of an additional 150,000 shares at $2.00 per share under the “Green shoe” for an additional $300,000. The minimum subscription amount is $10,000.00. This Regulation D offering is to raise additional capital from accredited investors only, prior to the Company’s launch of an anticipated qualification of its Regulation A+ offering. Between January 1, 2025, and April 11, 2025, the Company sold 937,250 shares of common stock at $2.00 per share in its private placement. The Company received net proceeds of $1,499,600.  This Regulation D offering has been closed as of April 11, 2025.

Between January 1, 2025, and April 4, 2025, the Company sold 285,947 shares of common stock under its Regulation CF Offering, with net proceeds of $532,510. On April 15, 2025, the Company filed a Form C-U indicating that the Company had terminated its Regulation CF Offering as of April 4, 2025.

On July 26, 2024, the Company entered into an Advisory Agreement with Maxim Group (the “Maxim Advisory Agreement”) to provide general financial advisory and investment banking services to the Company. In connection with the Maxim Advisory Agreement, as consideration for Maxim’s services, The Company will issue to Maxim one and one half percent (1.5%) of the total outstanding shares of Company common stock (the “Stock Fee”), in which one-half percent (0.5%) of the Company’s outstanding Common Stock was issued upon the execution of the Maxim Advisory Agreement; one-half percent (0.5%) of the Company’s outstanding Common Stock upon the Company’s filing of an S-1 and any additional documents necessary for the Company’s listing on a national exchange; and one-half percent (0.5%) of the Company’s outstanding Common Stock upon the Company’s Common Stock upon the Company’s listing to a national exchange. If the Company does not become listed on a national, one-half percent (.5%) of the Company’s Common Stock will be returned to the Company (and one-half percent (.5%) will be retained by Maxim).

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On April 15, 2024 our Board approved a 1-for-16 reverse stock split of our outstanding common stock effective April 16, 2024.

On March 6, 2024, the Company entered into an agreement with Dealmaker to act as the Lead selling Agent for the Company’s Regulation A offering (the “DealMaker Agreement”). In connection with the DealMaker Agreement, the Company has agreed to pay DealMaker an advance of $32,500 (which shall be an advance against accountable expenses and will be refunded to the extent not actually incurred); a $10,000 monthly account management fee; and 6.5% cash fees from all proceeds.

On September 15, 2023, the Company entered an agreement with Joseph Winograde to purchase 49% of Napco Painting Contractors, Inc. for $500,000 in cash and issued a $2,500,000 convertible promissory note. The note converts into common stock at the IPO price. Since the Company's stock wasn't listed on Nasdaq within 90 days, the transaction was canceled. On December 13, 2023, an amendment extended the listing date to March 14, 2024, which later expired. Consequently, the transaction has been reversed as of the financial statement's issue date, retroactively affecting results from December 31, 2023, with no investment in NAPCO included. The Company is negotiating a renewal to both Amendments.

On September 25, 2023, the Company entered into an international distribution agreement with the Australian arm of Ensystex, Inc., one of our current United States distribution partners located in Fayetteville North Carolina (“Ensystex”), effective October 1, 2023. Ensystex has been purchasing Nature-Cide products in bulk from the Company for over one year. From the beginning of the distribution relationship, Ensystex has been marketing the Nature-Cide products on a national basis through mainstream pest control media outlets such as PCT (Pest Control Technology) and PMP (Pest Management Professional) magazines, which along with Ensystex’s current customer base, continues to draw regular sales of the Nature-Cide products to pest control operators nationally. The Company has been testing the Nature-Cide products in various regions for several years with multiple pest control professionals that have a relationship with both Ensystex and the Nature-Cide division of Med-X, Inc. The new distribution relationship will cover the following countries: Australia and associated islands, United Arab Emirates, Qatar, French Polynesia, New Caledonia, New Zealand, Fiji, Singapore, Malaysia, Brunei Darussalam, Philippines, Thailand, Laos, Myanmar (Burma), Indonesia, Hong Kong, Macau, Vietnam, Cambodia, South Africa, Mauritius, Seychelles, Maldives, Botswana, Zimbabwe, Namibia, Iraq, Israel and the Democratic Republic of Congo. Ensystex will be responsible for obtaining and maintaining any and all regulatory registrations and or authorizations that are required to sell or use Nature-Cide products within any country or political subdivision within the geographical areas listed above. All expenses associated with the approval or authorization process will be borne by Ensystex. Ensystex will continue, at its expense, to engage and maintain a sales and service organization in all of the territories above, which are to be staffed with such experienced personnel as are necessary to enable Ensystex to perform its obligations under the agreement. Ensystex will ensure that its sales and service force have proper knowledge in the field of pest control and are adequately trained in the nature and use of the Nature-Cide products.

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Patents and Trademarks

Below is a list of the Company’s patents and trademarks as of April 28, 2025:

Med-X Patent and Trademark Summary

Country	Official No.	Title	Case Status	Property Type
USA	88/218348	THE MARIJUANA TIMES IC 41	Pending	Trademark
USA	88/218390	M. THE MARIJUANA TIMES (stylized) IC 41	Pending	Trademark
USA	88/243436	MALIBU BRANDS (logo) IC 5	Pending	Trademark
USA	88/243444	MALIBU BRANDS (logo) IC 25	Pending	Trademark
Canada	2931915	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF	Published	Patent application; Anticipated expiration date May 31, 2036; Composition of matter and method patent
USA	11,147,266	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF (non-provisional)	Issued	Patent; Expiration date May 31, 2036; Composition of matter and method patent
USA	62/170320	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF (provisional)	Expired	Provisional Patent Application
USA	17/502228	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF (non-provisional)	Published	Pending patent application; Anticipated expiration date May 31, 2036; Composition of matter and method patent

All of the trademarks above are owned by the Company.

Below is a list of Pacific Shore Holdings’ patents and trademarks as of April 28, 2025:

Pacific Shore Holdings Patent and Trademark Summary

Country	Official No.	Title	Case Status	Property Type
Australia	1366146	ENERGY-X IC 3	Registered	Trademark
Australia	1366144	BURNER BALM IC 3	Registered	Trademark
Canada	1788556	NATURE-CIDE IC5 (owner: Matthew Mills)	Allowed	Trademark
China	21017818	NATURE-CIDE IC5 (owner: Matthew Mills)	Registered	Trademark
China	7911478	BURNER BALM IC 3	Registered	Trademark
China	1559469	THERMAL AID ZOO (stylized) IC 10	Registered	Trademark
China	15519468	THERMAL AID logo IC 5 & 10	Registered	Trademark
EU	0085884203	PERFORMANCE-X IC 3, 5 & 35	Registered	Trademark
EU	008583932	BURNER BALM IC 3, 5 & 35	Registered	Trademark
EU	008584088	ENERY-X IC 3, 5 &35	Registered	Trademark
Japan	5318604	ENERY-X IC 3	Registered	Trademark
Japan	5329859	BURNER BALM IC 3	Registered	Trademark
Korea	40-855739	ENERY-X IC 3	Registered	Trademark
Korea	40-0855633	BURNER BALM IC 3	Registered	Trademark
New Zealand	825514	BURNER BALM IC 3	Registered	Trademark
New Zealand	825515	ENERGY-X IC 3	Registered	Trademark
Thailand	756974	BURNER BALM IC 3	Registered	Trademark
USA	3753893	BURNER BALM IC 3 & 5	Registered	Trademark
USA	3777982	ENERGY-X IC 3	Registered	Trademark
USA	3628026	NATURE-CIDE IC 5 (owner: Matthew Mills)	Registered	Trademark
USA	3777984	ENERGY-X IC 5 (lip balm)	Registered	Trademark
USA	4444076	ENERGY-X IC 30	Registered	Trademark
USA	3064560	THERMAL AID IC 10 (suppl. Reg.)	Registered	Trademark
USA	4190596	ENERGY X IC 5 (gum)	Registered	Trademark
USA	6074312	THERMAL-AID	Registered	Trademark
USA	7182777	THERMAL DEVICE AND METHOD	Issued	Patent; Expiration date Feb. 9, 2024; Composition of matter patent
USA	7179280	THERMAL DEVICE	Issued	Patent; Expiration date Feb. 9, 2024; Composition of matter patent

 *These patents have been licensed to the Company by our Chief Executive Officer, Matthew Mills.

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Competition

The market for insecticides and related products for both business and consumer customers is highly competitive, with low barriers to entry. Existing and new competitors can easily launch products, intensifying competition. Med-X competes or may compete with large, well-resourced companies like Bayer, Ecolabs, Envincio, and Essentra, which already benefit from strong brand recognition and significant human and financial resources. The company also faces competition for readers and advertisers on its online news platform, The MJT Network®. Nature-Cide encounters intense competition from both chemical-based and all-natural pesticides, many of which have been established in the market for years, particularly in agricultural sectors like cannabis cultivation. While management believes that Med-X can compete effectively, there is no guarantee that competition will not impact the company's ability to maintain and grow its planned business operations.

Government Regulations

Med-X is subject to various federal, state, and local regulations that increase costs and potentially impact business operations. These include employment laws covering wages, safety, and working conditions; environmental laws applicable to farming; advertising regulations enforced by the Federal Trade Commission (FTC); and safety and labeling rules governed by the Food and Drug Administration (FDA).

Federal Regulations

The United States regulates cannabis primarily through the Controlled Substances Act (CSA). Marijuana, classified as a Schedule I controlled substance, is deemed to have high potential for abuse and no accepted medical use. Cannabis with THC concentrations above 0.3% is classified as marijuana, while cannabis with THC levels below 0.3% is defined as hemp. This classification conflicts with the medical and recreational use of marijuana legalized in at least 36 states and the District of Columbia, creating regulatory ambiguity. Despite these conflicts, 15 states and the District of Columbia have legalized adult-use cannabis. However, state laws remain vulnerable to legal challenges and federal enforcement under the CSA, which prohibits the possession, use, cultivation, and transfer of marijuana.

Evolving Federal Policy

In 2013, the Cole Memorandum issued by the Department of Justice (DOJ) outlined enforcement priorities for marijuana-related activities in states where it was legalized. These priorities included preventing underage sales, diversion to illegal markets, and public health issues like drugged driving. However, the Cole Memorandum was rescinded in 2018 by the Sessions Memorandum, which provided no specific marijuana enforcement guidance, leaving federal prosecutors to use their discretion.

Under the Biden administration, Attorney General Merrick Garland has suggested that prosecuting marijuana activities in compliant states is not an effective use of federal resources. However, no formal marijuana enforcement policy has been announced, leaving regulatory uncertainty.

State Regulations

Unlike Canada, which regulates cannabis federally, marijuana laws in the U.S. vary by state. Businesses must comply with state and local licensing requirements. In California, where medicinal cannabis has been legal since 1996, cannabis is now permitted for both medicinal and recreational use. Federal enforcement remains a risk until Congress amends the CSA to address marijuana's legal status. Med-X's compliance with state laws does not eliminate the risk of federal prosecution, and the lack of uniform federal guidance continues to pose challenges for the cannabis industry.

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California Cannabis Regulations and Federal Challenges

California’s Medicinal and Adult Use Cannabis Regulation and Safety Act (MAUCRSA) provides the framework for cannabis licensing, oversight, and enforcement. Regulations by the California Department of Cannabis Control cover licensing procedures, operational rules, product safety, packaging, and enforcement actions. Some cities and counties offer equity programs to support individuals impacted by historical drug laws, providing faster licensing, operational assistance, and financial aid. The cannabis industry faces significant regulatory challenges, with evolving laws at the local, state, and federal levels. Compliance requires substantial resources, and violations—or allegations of violations—could disrupt operations. Future regulatory changes could also impact federal tax policies, potentially limiting deductions for cannabis-related businesses. At the federal level, the Rohrabacher-Blumenauer Amendment restricts the Department of Justice (DOJ) from interfering with state-legal medical cannabis programs but requires annual renewal and expired in 2022. Proposed reforms, such as the CARERS Act to reclassify cannabis and the Respect State Marijuana Laws Act to protect state-compliant businesses, have not passed. This regulatory uncertainty creates operational risks for Med-X, but the company is committed to compliance with applicable state and local laws to mitigate these challenges.

Relevant California Regulations

The California Department of Cannabis Control makes regulations for cannabis businesses. These regulations specify:

•	License application procedures;
•	Rules for running a cannabis business;
•	What can and cannot be made into a cannabis product, and what ingredients can and cannot be used;
•	Packaging requirements to prevent contamination and to inform consumers about what’s inside;
•	The testing that each product must pass before it can be sold; and
•	Enforcement actions that may be taken if a business is not following the rules.

Equity Ordinances in California

Some cities and counties in California have ordinances for equity programs to help people negatively affected by the federal” war on drugs” policies from the 1970s and create a more inclusive marketplace. Each ordinance supports equity applicants in different ways, such as:

•	Faster application processes;
•	Assistance during the licensing process;
•	Help with operating your business; and
•	Direct financial support

Laws and regulations affecting the adult-use marijuana industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal adult-use marijuana laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our business. These ever-changing regulations could even affect federal tax policies that may make it difficult to claim tax deductions on our returns. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

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In 2014, the United States House of Representatives passed an amendment (the “Rohrabacher-Blumenauer Amendment”) to the Commerce, Justice, Science, and Related Agencies Appropriations Bill, which funds DOJ. The Rohrabacher-Blumenauer Amendment prohibits the DOJ from using funds to prevent states with medical cannabis laws from implementing such laws. In August 2016, the Ninth Circuit Court of Appeals ruled in United States v. McIntosh that the Rohrabacher-Blumenauer Amendment bars the DOJ from spending funds on the prosecution of conduct that is allowed by state legislation titled the Compassionate Access, Research Expansion, and Respect States Act (the “CARERS Act”) was introduced, proposing to allow states to regulate the medical use of cannabis by changing applicable federal law, including by reclassifying cannabis under the Controlled Substances Act to a Schedule II controlled substance and thereby changing the plant from a federally-criminalized substance to one that has recognized medical issues. More recently, the Respect State Marijuana Laws Act of 2017 has been introduced in the U.S. House of Representatives, which proposes to exclude persons who produce, possess, distribute, dispense, administer or deliver marijuana in compliance with state laws from the regulatory controls and administrative, civil and criminal penalties of the CSA. These developments previously were met with a certain amount of optimism in the cannabis industry, but, as of the date of the filing of this registration statement of which this prospectus is a part, (i) neither the CARERS Act nor the Respect State Marijuana Laws Act of 2017 have yet been adopted, and (ii) the Rohrabacher-Blumenauer Amendment, being an amendment to an appropriations Bill that must be renewed annually, has not currently been renewed beyond February 18, 2022.

Regulatory Considerations

Nature-Cide products are classified as minimum risk pesticides under EPA guidelines, exempting them from registration under the Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA). While the EPA does not regulate these products, producers are responsible for ensuring compliance with minimum risk criteria. State-level regulations, however, require product label registration. Nature-Cide products are registered in 40+ states, including California, Florida, Texas, and New York. An international distribution agreement with Ensystex, Inc. has been established for Nature-Cide products. Licensing is required on a country-by-country basis, with Ensystex managing costs and administrative processes. Licenses are expected to be obtained by mid-2024, but delays may postpone sales in international markets.

Thermal-Aid and Malibu Brands

•	Thermal-Aid: Exempt from FDA registration as it functions as a heating and cooling pack.
•	Malibu Brands: Classified as a homeopathic cream, also not requiring FDA registration.

MJT Network

The MJT Network serves as a media platform featuring cannabis-related industry content. It does not produce or sell products and is not subject to government regulations.

Employees

As of April 28, 2025 we had sixteen (16) full-time employees, five of whom are executive officers of Med-X. We plan to actively hire employees at such time as we have sufficient capital or financing to fund the expanded launch of its business plan.

Property

Effective October 15, 2020, Pacific Shore along with Med-X entered into the 1st Amendment to the Lease of 8236 Remmet Avenue Canoga Park, CA 91304 in order to extend the term of the lease for an additional five years, or until October 14, 2025. The facility is approximately 30,000 square feet of which Med-X currently occupies approximately 2,500 square feet of office space. Pacific Shore leases that space from an unaffiliated landlord pursuant to a five-year commercial lease that was renewed for an additional five years in October 2020 in an arms-length transaction (See Note 7 to the financial statements). The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area.  We currently pay $29,938 a month for rent for this facility. The Company expects to renew this lease for a further term prior to its expiration.

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Seasonality

Our operations may be materially affected by seasonality for outdoor cultivation operations. Nature-Cide is likely to have high sales volumes during the spring and summer months when insects and pests are more likely to be present and agricultural operations are at their peak. Lower sales volumes may be experienced at other times during the year.

Credit Facilities

Crestmark Bank

On November 27, 2012 the Company entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of December 31, 2024 and 2023 the outstanding balance was $49,257 and $20,635, respectively.

The Loan Agreement calls for a security interest in the assets of the Company such as Accounts, Goods, Inventory, Equipment, Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing.

The Company also agreed to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee.

Line of Credit Agreement

On August 6, 2022, the Company entered into a Line of Credit Agreement with two of its Executive Officers. The line of credit provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit shall be due and payable earlier to the occurrence of (a) Event of Default or (b) the effective date the Company lists on a public stock exchange or one year from the Execution Date.  Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit agreement or documentation; material defaults under any term of the Line of Credit which has been noticed and remains uncured for thirty (30) days.

On September 28, 2023, Med-X agreed to an Amendment to the aforementioned Promissory Note dated August 6, 2022, with two of its executive officers to have the Note automatically be converted in full to Med-X common stock at the IPO price. Since the Company did not consummate an IPO, the original terms of the Note shall apply. As of December 31, 2024 and 2023 2023, the Company has drawn $499,617 and $499,666, respectively against the Line of Credit Agreement and incurred interest expenses of $47,240 and $47,817, for the years ended December 31, 2024 and 2023, respectively. Included in accounts payable as of the years ended December 31, 2024 and 2023 are interest payable of $5,717 and $6,609, respectively.

Corporate Information

We were formed in February 2014 in Nevada.  Our subsidiaries consist of Pacific Shore Holdings, Inc., a Delaware corporation, and Pacific Shore Holdings, Inc., a California corporation. Our executive offices are located at 8236 Remmet Avenue, Canoga Park, California 91304 and our telephone number is (818) 349-2870. Our website address is www.MEDX-RX.com.   Information contained on, or accessible through, our website is not a part of this Annual Report on Form 1-K.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this report. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report.

Overview

 We are a Nevada corporation formed in February 2014 engaged in the business of product development, distribution, and marketing of our products, which currently consist of Nature-Cide®, Thermal-Aid®, and Malibu Brands. On April 16, 2018, we completed the Merger with Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”), pursuant to which PSH became our 99% owned subsidiary, on April 16, 2018. We have developed a series of natural “green” branded products under division names Nature-Cide®, Thermal-Aid®, and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, janitorial, hospitality, transportation and agriculture, as well as the Cannabis cultivation industry. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed for various ailments and are still in the development stage. We also operate the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes high quality media content regarding Cannabis to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and also publishes a daily news video through social and news applications. Med-X also plans, to the extent it is legal to do so, to cultivate high quality custom-bred Cannabis for the medical market to treat such aliments as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms.

Besides supplying Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply products, including Nature-Cide insecticides, pesticides, granular and soil blends to legally operating Cannabis agricultural operators. As these core businesses evolve, and it becomes legal to do so, we will seek to develop and monetize techniques for the recognition and extraction of Cannabis compounds for the medical industry.

We plan to supply products to the agricultural and supply industries, including Nature-Cide® brands such as Nature-Cide’s® Pest Management and All-Purpose formulations, which were licensed to Med-X in perpetuity in 2014 and 2015. We also plan to do the same with our Nature-Cide special insecticidal soil, for which Med-X and Matthew Mills were recently issued a Patent. Nature-Cide® is an all-natural essential oil insecticide/miticide/nematicide that repels and kills a wide variety of pests, including insects that are commonly known to damage Cannabis crops. Nature-Cide® is owned, manufactured and distributed by PSH.

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Our primary sources of revenue are expected to be revenue from Nature-Cide, Thermal-Aid Malibu Brands products and The Marijuana Times advertising dollars generated from content published on our media outlet, www.marijuanatimes.org, as well as through the sale of industry related merchandise.  Currently the Company’s significant revenue is generated through Nature-Cide and Thermal-Aid. Malibu Brands has been growing steadily since its launch in the second half of 2021, but only accounts for less than 2% of our total revenues, while The MJT Network revenue is currently immaterial. During 2024, Nature-Cide accounted for approximately 47.4% of our revenue, Thermal-Aid accounted for approximately 51.3% of our revenue, and Malibu Brands accounted for 1.3% of our revenue.  Nature-Cide generates its revenue mostly through direct sales to distributors, both domestically and internationally, while Thermal-Aid generates revenue through distribution channels while continuing to increase its sales activity via ecommerce channels.

Revenues are earned from selling products to customers and distributors using (i) the Amazon eCommerce portal other online portals; (ii) our owned and operated eCommerce website; (iii) third party distributors; and, (iv) on occasion, direct to end user. Our earnings process is considered complete upon receipt of payment from the customer when the customer is the end user (sales generated on our eCommerce website, eCommerce reseller portals or direct to end user), and upon issuance of an invoice to our distribution partners, provided shipment and/or delivery of the purchased products has been made to the customer, with respect to sales processed online; or shipment of the product for sales made to distributors or direct to end user consumers. Revenue from our MJT Network and Malibu brands operations, if any, are immaterial to our earnings process and are recorded once the transaction is considered complete.

Management also believes that substantial revenue can be earned from the online sale of Nature-Cide® and other products and services to medicinal use patients who are engaged in legal Cannabis cultivation as well as the Cannabis agricultural business, including indoor greenhouse operations. We may also earn revenue from providing consulting services to other Cannabis industry participants. In the long run, revenue is anticipated from our ongoing product sales as well as planned Cannabis compound identification and extraction system and our planned Cannabis products, assuming it is legal to do so and our research and development of those planned products and services are successful. No revenue is expected from the sale of Cannabis or medicinal Cannabis compounds for medical or recreational use until such sale is legal. Management believes it will eventually see revenue from growing, harvesting and selling high quality, custom-bred Cannabis for the California medical and recreational Cannabis markets.  As a California grower, we will approach other markets that become legally available in the future, if any.

Our operational expenditures are primarily related to the development of The Marijuana Times platform, marketing costs associated with getting users to join our network and engage with other users, and the costs related to being a fully reporting company with the SEC. Since its inception in 2015, The Marijuana Times has built a growing network of users. This growth has been aided by the growing use of mobile applications and the popularity of the Cannabis legalization movement among young adults.

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Results of Operations

For the Years Ended December 31, 2024 and December 31, 2023

 Revenue. Revenue for the fiscal year ended December 31, 2024 was $1,730,284 compared to $1,894,784 for the fiscal year ended December 31, 2023. The decrease in revenue of $164,500 is attributable mainly due to lower eCommerce sales through Amazon as a result of inventory issues.  Costs of goods sold were $1,434,067 and $1,641,617, respectively in the years ended December 31, 2024 and 2023.  The decrease to costs of goods sold is in direct correlation to the decrease in revenues and efficiencies gained in product assembly during the year.

As of December 31, 2024, the Company’s trade accounts receivable was $83,157 from 59 customers. For the year ended December 31, 2024, the Company received 29% of its revenue from two customers; specifically 16% from Target Specialty Products and 13% from Veseris.

As of December 31, 2023, the Company’s trade accounts receivable was $50,105 from 50 customers. For the year ended December 31, 2023, the Company received 18% of its revenue from one customer: specifically, 18% from Target Specialty Products.

Supplier Concentrations. As of December 31, 2024, and 2023, the Company made purchases from 2 major suppliers that accounted for 76% and 78% of the cost of goods, respectively.

Operating Expenses. Operating expenses for the year ended December 31, 2024 were $10,056,712 as compared to $6,676,536 for the year ended December 31, 2023. The increase in operating expenses is attributable an increase in costs associated with consulting fees paid through issuance of shares, costs associated with our regulatory filings and efforts to become SEC reporting.

Other Income/(Expense). Other income in each of the years ended December 31, 2024 and 2023 was limited to interest expense of $52,423 and $55,127, respectively.

Net Loss. Net loss for the year ended December 31, 2024, was $9,812,918 compared to $6,478,496 for the year ended December 31, 2023. This increase in net loss is due to a substantial increase in costs paid to consultants in the form of shares issued for services, as well as professional fees associated with efforts to become listed on Nasdaq and with respect to our current securities offerings.  Currently operating costs exceed revenue due to revenue growing at a slower pace than anticipated. We cannot assure when or if revenue will exceed operating costs. Operating expenses for the years ended December 31, 2024, and 2023 include non-cash compensation expenses in the form of shares issued for consulting fees valued at $5,511,528 and $2,081,833, respectively and amortization of stock options of $7,248 for each of the years ended December 31, 2024 and 2023.

Liquidity and Capital Resources

We had cash and equivalents of $198,185 and $65,747 at December 31, 2024 and 2023, respectively, the increase in cash balance at year end is primarily related to an increase cash raised under our offerings by the sale of common stock. We raised proceeds of $4,691,001 and $3,989,767 from the sale of common stock in the years ended December 31, 2024, and 2023, respectively. We had a working capital deficit of $496,247 and $870,754, respectively at December 31, 2024 and 2023. The decrease to working capital deficit is related to an increase in cash proceeds from offerings of our common stock and an increase to both inventory and prepaid expenses including amounts held in escrow as a result of our offerings and advances to suppliers.

During the year ended December 31, 2024, we used $4,587,136 cash for operating activities. During the year ended December 31, 2023, we used $4,103,260 cash for operating activities. A portion of the funds was used to pay general and administrative costs, inventory acquisitions, professional fees and sales and marketing activities.  Noncash operating activities included compensation expenses in the form of shares issued for consulting fees valued at $5,511,528 and $2,081,833, respectively, as well a depreciation and amortization expenses and stock based compensation with respect to amortization of issued stock options.

There were no funds expended on investing activities in the years ended December 31, 2024 and 2023.

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Cash provided by financing activities during the year ended December 31, 2024 was $4,719,574. Of this amount, $4,691,001 was related to the issuance of shares of common stock from our offerings, and borrowings under our line of credit of $28,622, offset by repayment to a related party line of credit of $49. Cash provided by financing activities during the year ended December 31, 2023, was $3,959,535. Of this amount, $3,989,767 was related to the issuance of shares of common stock from our offerings, repayment of principal on debt was $2,202, repayments to a related party line of credit were $3,078 and repayments towards a line of credit were $24,952. Since our inception, our capital needs have primarily been funded from net proceeds from private placements and other equity offerings.

We will have additional capital requirements during the remainder of 2025 and into 2026. We do not expect to be able to satisfy our cash requirements through sales of the Nature-Cide and Thermal-Aid product lines as well as digital media advertising, and therefore we will attempt to raise additional capital through the sale of our common stock. Should we be successful, we believe that the proceeds from a future offering may be sufficient to fund our operations for at least the next 18 months.

The Company entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank on November 27, 2012. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of December 31, 2024 and December 31, 2023, the outstanding balance was $49,257 and $20,635 respectively.  The Loan Agreement calls for a security interest in the assets of the Company such as Accounts, Goods, Inventory, Equipment, Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing.  The Company also agreed to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee.

On August 6, 2022, the Company entered into a Line of Credit Agreement with two of its Executive Officers. The line of credit provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit shall be due and payable on the earlier to occur of (a) Event of Default or (b) the effective date the Company lists on a public stock exchange or one year from the Execution Date.  Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit agreement or documentation; material defaults under any term of the Line of Credit which has been noticed and remains uncured for thirty (30) days.

On September 28, 2023, Med-X agreed to an Amendment to the aforementioned Promissory Note dated August 6, 2022, with two of its executive officers to have the Note automatically be converted in full to Med-X common stock at the IPO price. Since the Company did not consummate an IPO, the original terms of the Note shall apply. As of December 31, 2024 and 2023 2023, the Company has drawn $499,617 and $499,666, respectively against the Line of Credit Agreement and incurred interest expenses of $47,240 and $47,817, for the years ended December 31, 2024 and 2023, respectively. Included in accounts payable as of the years ended December 31, 2024 and 2023 are interest payable of $5,717 and $6,609, respectively.

Without the proceeds from proposed additional offerings, we cannot be sure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

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Critical Accounting Policies

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Updated (“ASU”) ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”). The Company recognizes revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

Through the years ended December 31, 2024 and 2023, the Company generated revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third party distributors; and (iv) on occasion, direct to end user. The Company considers its performance obligations satisfied upon shipment of the purchased products to the customer with respect to sales processed by third party fulfilment centers and delivery of the product for sales made to distributors or direct to end user. Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company’s warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing products using its eCommerce site on a case-by-case basis and generally will issue replacement products in the limited cases of product returns. Returns by distributors or direct to end user customers are also reviewed on a case-by-case basis for product replacement if the Company determines it is warranted. The Company has no policy requiring cash refunds. Revenue also includes immaterial advertising sales from our online media platform.

Cost of Sales

Cost of sales includes actual product cost, shipping to distribution centers and reseller warehouses, labor, cost of warehousing and allocated overheard, which is applied on a per Unit basis.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Item 3. Directors and Officers

Executive Officers and Directors of Med-X

The following table sets forth the names and ages of all of our directors and executive officers as of the date of this Annual Report on Form 1-K. Our Board is currently comprised of seven members, who are elected annually to serve for one year or until their successor is duly elected and qualified, or until their earlier resignation or removal. Executive officers serve at the discretion of the Board and are appointed by the Board.

Name	Position	Age	Term of Office

Dr. David E. Toomey	Chief Science Officer	59	Inception to Present(1)

Matthew A. Mills	Chairman of the Board and Chief Executive Officer	60	Inception to Present(1)

Ronald J. Tchorzewski	Director and Chief Financial Officer	74	Inception to Present(1)

Jennifer J. Mills	Director, President and Corporate Secretary	53	Inception to Present(1)

Nick Phillips	Chief Media Officer	41	September 19, 2019 to Present

Dr. Morton I. Hyson(2)	Director	75	April 15, 2015 to Present(1)

Dr. Allan Kurtz(2)	Director	67	April 15, 2015 to Present(1)

Fred Dashiell, Jr.(2)	Director	83	July 1, 2018 to Present(1)

Michael Kuntz(2)	Director	61	October 29, 2021 to Present(1)

__________

(1)

This person serves in the indicated position until the person resigns or is removed or replaced by a duly authorized action of the Board or the shareholders. This person has been in the indicated position with the Company since the Company’s inception in February 2014, or since the date indicated, if not since inception.

(2)	This person is an independent director of the Company.

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David E. Toomey, D.O., A.C.O.F.P., has served as our Chief Science Officer since our inception. Dr. Toomey was a member of our board of directors from our inception until October 21, 2021.  From our inception in February 2014 until October 2021, Dr. Toomey was the Company’s Chief Executive Officer. In October 2021, Dr. Toomey resigned as our Chief Executive Officer and became the Company’s Chief Science Officer. He has been the Executive Vice President and a Director of Pacific Shore Holdings, Inc. since its inception in December 2007. Dr. Toomey is a board-certified family physician specializing in family medicine, geriatric care, and hospice and palliative care for more than twenty years. He has served on the Physician Consultant Board of several Fortune 500 insurance companies, where he was responsible for developing physician practice guidelines. He has participated in numerous phase 3 and 4 study protocols for several multi-national pharmaceutical companies. Dr. Toomey is currently the President of TDP Enterprises, LLC. Medical Group, a position he has held for the last 15 years. Dr. Toomey is a Medical Director for several hospice and palliative care organizations, a position he has held for the last 8 years. He continues to actively practice clinical medicine. Dr. Toomey attended Saint Joseph’s University in Philadelphia, Pennsylvania and graduated in 1991 from the Philadelphia College of Osteopathic Medicine. We believe that Dr. Toomey is qualified to serve as a member of the Board because of his background in science and medicine.

Matthew A. Mills has been our Chairman of the Board, President and Chief Operating Officer since our inception in February 2014 through October 2021.  In October 2021, he resigned as president and Chief Operating Officer and became our Chief Executive Officer. He is also the Chairman, Chief Executive Officer, and President of Pacific Shore, positions he has held since January 2008. From July 2001 to June 2003, Mr. Mills was the Chief Operating Officer of Bidz.com Inc., an online auction company (“Bidz”). He began working for Bidz in 1998 where his responsibilities included operations, banking, marketing, Investor relations, public relations, and business development. In January 2002, Mr. Mills was promoted to the position of Investor Relations Director of Bidz. From March 2001 to January 2002, Mr. Mills was the Vice President of Marketing for Bidz and was responsible for managing all areas of marketing for Bidz. From December 1995 to August 1998, Mr. Mills was a regional manager for Ford Motor Company in Los Angeles, California, where he was responsible for financing documentation, customer service and returned vehicle processing. From November 1993 to November 1995, he owned and operated Imports Plus, a private company that imported floral products from Mexico to Los Angeles, California. From June 1987 to September 1993, Mr. Mills was a wholesale auction manager for Sports Cars West Ltd. located in Reseda and Oceanside, California. Mr. Mills attended the University of Arizona from January 1983 until June 1986, where he concentrated in Psychology and Economics. We believe that Mr. Mills is qualified to serve as a member of the Board because of his extensive business background.

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Ronald J. Tchorzewski has been one of our Director and our Chief Financial Officer since our inception in February 2014. He is also the Chief Financial Officer of Pacific Shore, a position he has held since June 2010. Mr. Tchorzewski has over 35 years of experience in financial accounting and reporting. He is currently the owner of CFO Consultancy in Escondido, California. Founded by Mr. Tchorzewski in 2009, CFO Consultancy is an independent consulting service providing chief financial officer level support, including business plan development, capital raising advice, and day-to-day accounting services to start-up and developmental stage companies. From 2008 to 2009, Mr. Tchorzewski was the chief financial officer and corporate controller of TV Magic, Inc., a full service technology company encompassing all aspects of systems design, engineering, procurement of equipment and materials, installation, testing, and maintenance of broadcast quality television, and audio visual installations located in San Diego, California. From 2005 to 2008, he was the chief financial officer and corporate controller of Framemax, Inc., a light gauge steel prefabricated panelized wall systems manufacturer and installer located in Poway, California. From 2003 to 2005, he was the chief financial officer and corporate controller of Skyriver Communications, Inc., a high-speed wireless broadband internet access and Wi-Fi solution provider located in San Diego, California. From 1999 to 2001 he was chief financial officer for Internet Appliance and iPolicy Networks which were startups in the Internet space. From 1996 to 1999 he was chief financial officer for SoloPoint, a consumer telephonic device company which was a publicly traded company. From 1993 to 1996 he was chief financial officer for ULTRADATA Corporation, a financial services software company which he managed through an IPO. From 1987 to 1993 he was Vice President and Corporate Controller for Cadence Design Systems, a public company which is a world leader in Electronic Design Automation software. Mr. Tchorzewski holds a master’s degree in business administration (finance) and a Bachelor of Science degree in business administration (accounting) from Seton Hall University. We believe that Mr. Tchorzewski is qualified to serve as a member of our Board because of his background in finance and accounting.

Jennifer J. Mills has been one of our Directors and our Executive Vice President and Corporate Secretary since our inception in February 2014 and a director and Corporate Secretary of Pacific Shore since January 2011. In October 2021, she was appointed President of the Company. From September 1993 to November 2000, Mrs. Mills worked for McNutt & Taylor, CPAs as a bookkeeper. Her duties included handling accounts payable, accounts receivable, and payroll, reconciling financial and bank statements, preparing month-to-date, quarter-to-date, and year-to-date financial reports, and corresponding with clientele. From June 1992 to September 1993, Mrs. Mills was a member of the accounting department for South Pacific Rehab Services (“SPRS”) in Encino, California. Her responsibilities at SPRS included assisting the Vice President, handling accounts payable, accounts receivable, and payroll and corresponding with therapists and rehab facilities. From March 1990 to June 1992, Mrs. Mills was the office manager of Park Place Management, where she was in charge of all rental agreements, accounts payable, accounts receivable, and payroll. Mrs. Mills received her bachelor’s degree in liberal studies with an emphasis in mathematics from California State University, Northridge in 1994. We believe that Ms. Mills is qualified to serve as a member of our Board because of her accounting background and knowledge of the Company.

Nick Phillips has been our Chief Media Officer since September 19, 2019. In 2010, Mr. Phillips became the Digital Marketing Director of Pacific Shore, and in 2015, our Vice President of Business Development. Before working for Pacific Shore, Mr. Phillips started a boutique digital marketing agency called Bloczone that managed local and corporate business digital marketing efforts. From 2005 to 2009, Mr. Phillips worked in Hollywood at GMT Studios and Raleigh Studios. It was there that he worked on numerous film, television, and commercial productions. Nick holds a bachelor’s degree in English from Michigan State University.

Dr. Allan Kurtz has been one of our directors since April 15, 2015, and a director of Pacific Shore since January 2011. Dr. Kurtz is board certified in internal medicine and has owned and operated Allan Kurtz, a Professional Medical Corporation, since 1986. Dr. Kurtz received his medicine doctor degree from the College of Health Sciences in Des Moines, Iowa in 1980 and completed a rotating internship and an internal residency at Botsford General Hospital in Farmington Hills, Michigan in 1984. Since 1986, Dr. Kurtz has been the Medical Director of Warner Medical Center and the California Center of Longevity Medicine. He is also a long-time member of the American Osteopathic College of Internal Medicine.  We believe that Dr. Kurtz is qualified to serve as a member of our Board because of his background in medicine.

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Dr. Morton I. Hyson has been one of our directors since April 15, 2015. Since November 1990, Dr. Hyson has been in private practice as a Board-Certified Neurologist in Las Vegas, Nevada. He is also a Clinical Assistant Professor at Touro University in San Francisco, California, where he has been teaching since September 2000. He also serves as a Clinical Associate Professor at the University of Nevada, School of Medicine, where he has been teaching since October 1993. He was a Neurologist in private practice in Arlington, Texas from 1983 until 1990, where he also served as a Clinical Associate Professor at the University of Texas, Southwestern Medical School in Dallas, Texas from October 1983 until October 1990. Dr. Hyson also served as the Medical Director of the Muscular Dystrophy Association in Las Vegas, Nevada from September 1991 until June 1993. Dr. Hyson earned a Bachelor of Arts in Music in 1992 from the Cleveland Institute of Music, Case Western Reserve University, after attending the University of Michigan from 1967 to 1969 in pre-medical studies. From 1972 until 1974, Dr. Hyson attended Cincinnati Conservatory of Music, where he studied Opera. Dr. Hyson returned to his medical studies in 1974 when he attended Columbia University from September 1974 until May 1975. He earned his M.D. from Wayne State University School of Medicine in 1979 and was an Intern in Internal Medicine at Sinai Hospital of Detroit from 1979 until 1980. Dr. Hyson did his Neurology Residency at McGill University, Montreal Neurological Hospital from 1980 to 1983. He is certified by the American Board of Psychiatry and Neurology and the National Board of Medicine Examiners. His professional affiliations include the American Medical Association, the American Academy of Neurology, the American Academy of Neurological and Orthopedic Surgeons, the American Headache Society, the Clark County Medical Society, the Nevada State Medical Association and the Conroe Regional Medical Center. Dr. Hyson is the inventor and grantee of three patents in the medical field issued by the United States Office of Patents and Trademarks, which he has licensed to Pacific Shore. We believe that Dr. Hyson is qualified to serve as a member of our Board of because of his background in medicine.

Fred Dashiell, Jr. has been a director of Pacific Shore since June 2011. Mr. Dashiell has been an adjunct professor at Chapman University in Orange, California since 2010 and a visiting scholar at the University of California at Los Angeles in Los Angeles, California since 2007. From 2000 to 2009, he was a senior computer scientist at MindBox, Inc., a software technology company located in Greenbrae, California. From 1995 to 2000, Mr. Dashiell was a computer scientist at Brightware, Inc., an artificial intelligence company located in Novato, California. From 1984 to 1995, Mr. Dashiell worked and consulted for Inference Corporation, a software technology company. From 1981 to 1984, he was a principal member of the technical staff of Citicorp, Transaction Technology, Inc. From 1977 to 1981, Mr. Dashiell was a senior research scientist with R and D Associates. From 1975 to 1977, Mr. Dashiell was a Bateman research Instructor in mathematics at the California Institute of Technology. From 1973 to 1975, he was an adjunct assistant professor in mathematics at the University of California at Los Angeles in Los Angeles, California. Mr. Dashiell received a Bachelor of Science degree in physics from the University of North Carolina at Chapel Hill in 1963 and a Ph.D. in mathematics from the University of California at Berkeley in 1973.

Michael J Kuntz. has been one of our directors since October 29, 2021.  Mr. Kuntz is currently Managing Director of Young America Capital, a boutique investment bank focused exclusively on middle- market growth companies, a position that he has held since 2016.   For the last 32 years, he has worked exclusively with middle market and start-up growth companies, both as an investment banker and as Chief Financial Officer/Chief Operating Officer. From 1989-1999, he worked at Pacific Growth Equities, Ferris, Baker Watts and Pennsylvania Merchant Group where he raised over $1.2 billion for companies in technology, healthcare, medical devices and consumer products industries. From 1999-2005, he worked on the operational side as CFO/COO for 2 start-up technology companies, CyberAction, a developer of digital collectable cards and Wet Electrics/Cyberaction a developer of video integration software targeted at the theatrical community. In 2000, he founded Cirrus Digital, a broadband deliver company focused on providing internet protocol-based cable television services over legacy copper wire infrastructure.  In 2006, he joined ROGO Capital, as Head of Investment Banking.  He received his MBA from the Fuqua School of Business at Duke University and is B.S. in finance. We believe that Mr. Kuntz is qualified to serve as a member of our Board because of his executive and management experience.

Family Relationships and Other Arrangements

Jennifer Mills, our President and Corporate Secretary, is the spouse of Matthew Mills, our Chairman and Chief Executive Officer.

Other than as set forth above, there are no familial relationships or arrangements or understandings between or among our executive officers and directors pursuant to which any director or executive officer was or is to be selected as a director or executive officer.

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Involvement in Certain Legal Proceedings

To our knowledge, during the last ten years, except as set forth below, none of our directors, executive officers (including those of our subsidiaries), promoters or control persons have:

•	had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding, excluding traffic violations and other minor offenses;

•

been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

•

been found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated; and

•

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

The Company was previously subject to a temporary suspension from the SEC and Cease and Desist orders from two state agencies.

On November 3, 2015, we were declared qualified by the SEC for our proposed crowdfunding offering of common stock under the revised SEC Regulation A+ rules.  After amending the proposed crowdfunding offering, we were requalified by the SEC in February 2016 and then launched our Regulation A+ offering.  While conducting this offering, we were subject to the SEC reporting requirements under these regulations.  We miscalculated our initial requirements for filing an annual Form 1-K report based on this 2016 requalification date and not the original date.  On September 2, 2016, we received notice from the SEC that we had failed to meet the Form 1-K deadline of April 30, 2016.  On the next business day, September 6, 2016, we notified the SEC of the mistake and that we would get the report filed as fast as possible which we anticipated to be two to three weeks, as the SEC estimates that the preparation of a Form 1-K report requires approximately 600 hours to complete.  We filed the Form 1-K report on September 19, 2016.  Unfortunately, the SEC issued a temporary suspension order on September 16, 2016, which we did not receive until after our 1-K filing.  As such, we then terminated the offering and requested that the SEC lift the temporary suspension.

Despite filing the report, the SEC decided not to lift the temporary suspension and instead pursued an administrative proceeding to make the suspension of our Regulation A+ offering permanent due to (i) the late filing and (ii) the fact that shares were sold pursuant to the qualified offering during the period when the filing was delinquent.  We opposed the SEC’s request for permanent suspension and sought to vacate the temporary order via an administrative proceeding before an SEC Administrative Law Judge Jason S. Patil.  Hearings on the matter were held on January 10, 2017, and January 25, 2017, and a post-hearing briefing was submitted thereafter.  On May 8, 2017, Judge Patil found in favor of Med-X, granting Med-X’s request to vacate the temporary order and denying the SEC’s request for a permanent suspension.  The SEC declined to appeal the decision and thereafter issued an order, dated August 24, 2017, declaring Judge Patil’s Decision final and effective.

Since five years have passed since the violation and there is no pending or active case, we are no longer subject to any further enforcement action for this inadvertent failure to timely file the Form 1-K. While we terminated our Reg A offering in August 2022, we must still abide by the SEC Regulation A+ filing rules. This past inadvertent failure to timely file Form 1-K may be taken into account in any potential future actions alleging violations of SEC rules.

In addition to SEC regulations, while selling our common stock we are also subject to the rules and regulations of state agencies which regulate sales of securities in their states. In the past, our company, officers and subsidiary have been notified of alleged state securities violations as described in detail below.

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Settlement Agreement with the California Department of Business Oversight

In May 2017, the Company was verbally informed by the DBO that a former employee of the Company, Arthur Avanesov, had been the subject of a Desist and Refrain Order by the DBO in July 2010 (the “Order”). We had no knowledge of the Order when we hired him on April 1, 2015. Thus, the Company did not have knowledge of Mr. Avanesov’s past hearing decision or final order.

Initially, the DBO requested that we consent to an order covering the omission of Mr. Avanesov’s Order in our disclosure documents. We declined because we did not believe it was legally required (he was not an officer or director), we were unaware of the Order, and we could demonstrate reasonable care in conducting our due diligence of Mr. Avanesov. We also refused to consent to any adverse order by the DBO because we did not want to risk triggering SEC disqualification from the exemptions under Regulation A+ or Regulation D for being deemed a “bad actor” pursuant to Rules 262 and 506 under these regulations.

The Company and DBO continued to discuss the merits of the matter. The DBO eventually indicated it was not their intent to trigger any “bad actor” disqualification, and that litigating the matter would be time-consuming, costly and uncertain given the facts we had presented. No formal case or complaint was ever filed. Instead, on September 4, 2017, a voluntary settlement agreement (the “Settlement Agreement”) was entered into by the Company, its officers and directors and the DBO, avoiding any order being issued by the DBO. In the Settlement Agreement, the Company agreed not to violate Section 25401 of the California Corporations Code, which governs disclosures in selling securities within California. The Settlement Agreement became effective on September 6, 2017, when it was signed by the DBO Commissioner.

Administrative Order and Settlement with State Securities Commissions

On August 7, 2013, the California Department of Business Oversight (the “DBO”) issued a Desist and Refrain Order (the “DBO Order”) against Pacific Shore and Mr. Mills. The DBO Order asserted that in June 2011, the respondents had offered shares from the State of California by calling a person with whom they did not have a pre-existing relationship. Respondents believe that this DBO Order stems from the same call as the Pennsylvania Summary Order which was rescinded. The DBO Order stated that the respondents were to desist and refrain from further offer or sale of securities in the State of California until qualification is made or unless the offer and sale are exempt from qualification. In September 2013 Pacific Shore and Mills filed for a hearing to appeal the DBO Order. In October 2013 Pacific Shores filed a new 506(c) offering enabled through the Jobs Act, which now permits such offering participants to generally solicit without a pre-existing relationship. As such, as a matter of law, Pacific Shore had come into compliance with the Order. Consequently, the DBO and respondents moved to drop the appeal hearing and removed the matter from the administrative court calendar as no further enforcement or defense was necessary.

Board Leadership Structure and Role in Risk Oversight

The Board, as a unified body and through its committee participation, will organize the execution of its monitoring and oversight roles and does not expect the Chairman to organize those functions. Our primary rationale for separating the positions of Chairman and CEO is the recognition of the time commitments and activities required to function effectively as the Chairman and as the CEO of a company with a relatively flat management structure. The separation of roles has permitted the Board to recruit senior executives into the CEO position with skills and experience that meet the Board’s planning for the position, some of which such individuals may not have extensive public company board experience.

The Board has three standing committees: Audit, Compensation and Corporate Governance/Nominating. The membership of each of the committees of the Board is comprised of independent directors, with each of the committees having a chairman, each of whom is an independent director. The charter of each committee is expected to be adopted effective as of the effective date of a registration statement on Form S-1 filed with the Securities and Exchange Commission.

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Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. Management is responsible for the day-to-day management of the risks we face, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board is responsible for ensuring that the risk management processes designed and implemented by management will be effective.

The Board believes that establishing the right “tone at the top” and that full and open communication between executive management and the Board are essential for effective risk management and oversight. Our CEO communicates frequently with members of the Board to discuss strategy and challenges facing our company. Each quarter, the Board will receive presentations from senior management on matters involving our key areas of operations.

Director Independence

 Our Board currently consists of seven directors. Dr. Hyson, Dr. Kurtz and Fred Dashiell, Jr., and Michael Kuntz are “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint additional independent directors to our Board in the future, to serve on our planned committees.

Audit Committee

Effective October 29, 2021, we have a separately designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee’s responsibilities include, among other things: (i) selecting and retaining an independent registered public accounting firm to act as our independent auditors, setting the compensation for our independent auditors, overseeing the work done by our independent auditors and terminating our independent auditors, if necessary, (ii) periodically evaluating the qualifications, performance and independence of our independent auditors, (iii) pre-approving all auditing and permitted non-audit services to be provided by our independent auditors, (iv) reviewing with management and our independent auditors our annual audited financial statements and our quarterly reports prior to filing such reports with the SEC including the results of our independent auditors’ review of our quarterly financial statements, and (v) reviewing with management and our independent auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements. The charter of the Audit Committee to be adopted effective as of the effective date of a registration statement on Form S-1 filed with the Securities and Exchange Commission.

The Audit Committee consists of three members: the chairman and financial expert of the Audit Committee and two independent directors. Under the applicable rules and regulations of Nasdaq, each member of must be considered independent in accordance with Nasdaq Listing Rule 5605(c)(2)(A)(i) and (ii) and Rule 10A-3(b)(1) under the Exchange Act. The Board has determined that each of the members is “independent” as that term is defined under applicable Nasdaq and SEC rules.

Compensation Committee

Effective October 29, 2021, we have a separately designated compensation committee (the “Compensation Committee”). The purpose of the Compensation Committee is to discharge the Board’s responsibilities relating to the compensation of our directors and executive officers. The Compensation Committee has responsibility for, among other things, (i) recommending to the Board for approval the overall compensation philosophy for our company and periodically reviewing the overall compensation philosophy for all employees to ensure it is appropriate and does not incentivize unnecessary and excessive risk taking, (ii) reviewing annually and making recommendations to the Board for approval, as necessary or appropriate, with respect to our compensation plans, (iii) based on an annual review, determining and approving, or at the discretion of the Compensation Committee, recommending to the Board for determination and approval, the compensation and other terms of employment of each of our officers, (iv) reviewing and making recommendations to the Board with respect to the compensation of directors, (v) overseeing our regulatory compliance with respect to compensation matters, (vi) reviewing and discussing with management, prior to the filing of our annual proxy statement or annual report on Form 10-K, our disclosure relating to executive compensation. The Compensation Committee has the power to form one or more subcommittees, each of which may take such actions as may be delegated by the Compensation Committee.

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The charter of the Compensation Committee will grant the Compensation Committee authority to select, retain, compensate, oversee and terminate any compensation consultant to be used to assist in the evaluation of director, chief executive officer, officer and our other compensation and benefit plans and to approve the compensation consultant’s fees and other retention terms. The Compensation Committee is directly responsible for the appointment, compensation and oversight of the work of any internal or external legal, accounting or other advisors and consultants retained by the Compensation Committee. The Compensation Committee may also select or retain advice and assistance from an internal or external legal, accounting or other advisor as the Compensation Committee determines to be necessary or advisable in connection with the discharge of its duties and responsibilities and will have the direct responsibility to appoint, compensate and oversee any such advisor. The charter of the Compensation Committee to be adopted effective as of the effective date of a registration statement on Form S-1 filed with the Securities and Exchange Commission.

The Compensation Committee consists of two independent members. The Board has determined that all of the members are “independent” under Nasdaq Listing Rule 5602(a)(2) and applicable SEC rules.

Corporate Governance/Nominating Committee

Effective October 29, 2021 we have, a corporate governance/nominating committee (the “Governance/Nominating Committee”), which has responsibility for assisting the Board in, among other things, (i) effecting Board organization, membership and function, including identifying qualified board nominees, (ii) effecting the organization, membership and function of the committees of the Board, including the composition of the committees of the Board and recommending qualified candidates for the committees of the Board, (iii) evaluating and providing successor planning for the chief executive officer and our other executive officers, (iv) identifying and evaluating candidates for director in accordance with certain general and specific criteria, (v) developing and recommending to the Board Corporate Governance Guidelines and any changes thereto, setting forth the corporate governance principles applicable to us, and overseeing compliance with the our Corporate Governance Guidelines, and (vi) reviewing potential conflicts of interest involving directors and determining whether such directors may vote on issues as to which there may be a conflict. The Governance/Nominating Committee is responsible for identifying and evaluating candidates for director. Potential nominees are identified by the Board based on the criteria, skills and qualifications that are deemed appropriate by the Governance/Nominating Committee. The Governance/Nominating Committee believes that candidates for director should have certain minimum qualifications, including high character and integrity, an inquiring mind and vision, willingness to ask hard questions, ability to work well with others, freedom from conflicts of interest, willingness to devote sufficient time to the Company’s affairs, diligence in fulfilling his or her responsibilities and the capacity and desire to represent the best interests of the Company and our stockholders as a whole and not primarily a special interest group or constituency. While our nominating criteria does not prescribe specific diversity standards, the Governance/Nominating Committee and its independent members seek to identify nominees that have a variety of perspectives, professional experience, education, difference in viewpoints and skills, and personal qualities that will result in a well-rounded Board. The charter of the Governance/Nominating Committee to be adopted effective as of the effective date of a registration statement on Form S-1 filed with the Securities and Exchange Commission.

The Governance/Nominating Committee consists of two members: Michael Kuntz (chairperson of the committee) and Fred Dashiell. The Board has determined that all of the members are “independent” under Nasdaq Listing Rule 5605(a)(2) and applicable SEC rules.

Code of Business Conduct and Ethics

Upon the effective date of a proposed registration statement on Form S-1 filed with the Securities and Exchange Commission we intend to adopt a formal Code of Business Conduct and Ethics applicable to all Board members, officers and employees. Our Code of Business Conduct and Ethics will be found on our website medx-rx.com when available. We intend to disclose any future amendments to our Code of Business Conduct and Ethics, or any waivers of such code, on our website or in public filings. As of the date of this report the Code of Business Conduct and Ethics has not yet been adopted.

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EXECUTIVE COMPENSATION

Summary Compensation Table

             During the Company’s fiscal years ended December 31, 2024, and 2023, we paid the following aggregate salaries to our current executive officers:

Name and Principal Position	Year	Salary(1) ($)	Non-Equity Incentive Plan Compensation ($)	Option Awards ($)	Stock Awards ($)	Total ($)

Dr. David Toomey,	2024	-	-	-	-	0
Chief Science Officer	2023	-	-	-	-	0

Matthew A. Mills,	2024	375,000	12,416	-	-	387,416
Chief Executive Officer	2023	390,625	16,897	-	-	407,522

Ronald J. Tchorzewski	2024	225,000	-	-	-	225,000
Chief Financial Officer	2023	234,375	-	-	-	234,375

Jennifer J. Mills,	2024	190,000	-	-	-	190,000
President and Corporate Security	2023	197,917	-	-	-	197,917

Nick Phillips	2024	190,000	-	-	-	190,000
Chief Media Officer	2023	190,000	-	-	-	190,000

(1)	The figures in the above table include compensation paid in 2024 and 2023

___________

Employment Agreements

We have not entered into any employment agreements with our executive officers or other employees to date.

Stock Option Plan

On May 2, 2016, the Company adopted its 2016 Stock Incentive Plan (the “Plan”). The Plan allows the Company to offer an option or a share purchase right to an employee, director, consultant or a member of the Board. Under the Plan, the maximum number of shares that may be issued will not exceed 10,000,000. The term of the option will not exceed 10 years from the date of grant. As of December 31, 2024, and 2023, there are a total of 247,813 stock options outstanding. The exercise price of the stock options is $9.60 per share for 167,500 of them, $10.56 per share for 62,500 and $12.80 per share for 17,813 of them.

The fair market value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period:

(1)	Risk-free interest rate - Risk-free interest rate was based on the US Treasury bond yield for a similar duration, as of the day of grant.

(2)	Volatility - Volatility was based on the volatility of the Company, analyzed over historical weekly share prices for one year immediately prior to the day of grant.

(3)	Dividend yield - Dividend yield was estimated by the Company based on its expected dividend policy over the contractual life of the options.

(4)	Fair value of the ordinary shares - When estimating the fair value of the ordinary shares on the grant dates, management used the pricing in the most recent financing activities.

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OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes the total outstanding equity awards as of December 31, 2024, for each Named Executive Officer:

Option awards
Named Executive Officers	Number of securities underlying unexercised options (#) exercisable	Option exercise price ($)	Option expiration date
Dr. David Toomey	31,250	$9.60	5/1/2026

Ronald Tchorzewski	31,250	$9.60	5/1/2026

Matthew Mills	31,250	$10.56	5/1/2026

Jennifer Mills	31,250	$10.56	5/1/2026

Nick Phillips	25,000	$9.60	5/1/2026

The following is a summary of the Company’s stock option activity for the years ended December 31, 2024, and December 31, 2023:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price

Outstanding at December 31, 2022	247,813	$10.08
Granted	-	-
Canceled	-	-
Exercised	-	-
Outstanding at December 31, 2023	247,813	$10.08
Exercisable at December 31, 2023	238,907	$9.97
Granted	-	-
Canceled	-	-
Exercised	-	-
Outstanding at December 31, 2024	247,813	$10.08
Exercisable at December 31, 2024	243,360	$10.02

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The number and weighted average exercise prices of all options outstanding as of December 31, 2024, are as follows:

Options Outstanding
			Weighted
		Weighted	Average
	Number	Average	Remaining
	Outstanding	Exercise	Contractual Life
Exercise Price	December 31, 2024	Price	(Years)
$12.80	17,813	$12.8	6.83
$10.56	62,500	$10.56	1.33
$9.60	167,500	$9.60	1.37
	247,813	$10.07	1.76

Unamortized compensation expense associated with unvested options is $13,284 as of December 31, 2024. The weighted average period over which these costs are expected to be recognized is approximately 2 years.

The aggregate intrinsic value of the options as of December 31, 2024 and December 31, 2023, is $0.

Director Compensation

We currently do not pay our directors any compensation for their services as Board members. Upon completion of a future offering, we plan to pay our non-employee directors $100 per Board meeting attended in person or telephonically. In addition, we plan to compensate members of the Board committees as follows: (i) each member of the audit committee will receive $100 per meeting, (ii) each member of the compensation committee will receive $100 per meeting and (iii) each member of the compensation and governance committee will receive $100 per meeting.

Amendment of Certificate of Incorporation and Bylaws

Under the Nevada law, a corporation’s certificate of incorporation can be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. Our Certificate of Incorporation, as amended, does not require a larger percentage affirmative vote. As is permitted by Nevada law, our bylaws give our board of directors the power to adopt, amend or repeal our bylaws. Our shareholders entitled to vote have concurrent power to adopt, amend or repeal our bylaws.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth information regarding beneficial ownership of our common stock as of April 11, 2025:

•	each of our directors and the named executive officers;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; and

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Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person’s spouse. Percentage of beneficial ownership is based on 21,706,015 shares of common stock outstanding as of April 11, 2025, plus the voting power of the outstanding Series A Preferred Stock owned by our chairman, and Chief Executive Officer as of April 11, 2025. Unless otherwise noted below, the address of each person listed on the table is c/o Med-X, Inc., 8236 Remmet Avenue, Canoga Park, California 91304.

Name of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned		Shares of Series A Preferred Stock	Total Voting Power Percentage
Matthew Mills, Chairman, and Chief Executive Officer	23,445,101	(12)(3)	10,000	52.9%
Ronald Tchorzewski, Chief Financial Officer and Director	343,750	(4)	-	*
Jennifer Mills, President, Corporate Secretary and Director	(2	)(3)	-	(2	)(3)
Dr. David Toomey, Chief Science Officer (5)	282,262		-	*
Nick Phillips, Chief Media Officer (9)	*		-	*
Dr. Allan Kurtz, Director (6)	96,875		-	*
Dr. Morton I. Hyson, Director (7)	*		-	*
Fred Dashiell, Jr., Director (8)	7,813		-	*
Michael Kuntz, Director (10)	*		-	*

All directors and executive officers as a group (ten persons)	24,234,238		10,000	54.8%

________

*	Indicates beneficial ownership of less than 1%.
(1)

Reflects 10,000 shares of Series A Preferred Stock owned by Matthew Mills conferring on him the right to vote 51% of the total outstanding shareholder voting power (41,851,924 voting shares as of April 11, 2025), plus 821,876 shares of outstanding voting common stock owned by him and includes vested stock options to purchase up to 31,250. These shares are owned jointly with Jennifer Mills, the wife of Matthew Mills, under applicable community property laws.

(2)	Jennifer Mills is the wife of Matthew Mills and may be deemed to be a beneficial owner of the shares of our common stock owned by him.
(3)	Includes vested stock options to purchase up to 31,250 shares of the Company’s common stock at an exercise price of $10.56 per share, exercisable until May 2, 2026.
(4)	Includes vested stock options to purchase up to 31,250 shares of the Company’s common stock at an exercise price of $9.60 per share, exercisable until May 2, 2026.
(5)	Includes vested stock options to purchase up to 31,250 shares of the Company’s common stock at an exercise price of $9.60 per share, exercisable until May 2, 2026.
(6)	Includes vested stock options to purchase up to 3,125, shares of the Company’s common stock at an exercise price of $9.60 per share, exercisable until May 2, 2026.
(7)	Includes vested stock options to purchase up to 1,875 shares of the Company’s common stock at an exercise price of $9.60 per share, exercisable until May 2, 2026.
(8)

Mr. Dashiell was granted 3,125 options to purchase the Company’s common stock at an exercise price of $9.60 per share in July 2018 when he accepted a position on the Board. These options vest 25% on the first anniversary of his Board appointment and 25% annually on his anniversary date over the remaining three years of the term of the options, exercisable until June 30, 2028.

(9)	Includes vested stock options to purchase up to 25,000 shares of the Company’s common stock at an exercise price of $9.60 per share, exercisable until May 2, 2026.
(10)

Mr. Kuntz was granted 3,125 options to purchase the Company’s common stock at an exercise price of $12.80 per share in October 2021 when he accepted a position on the Board. These options vest 25% on the first anniversary of his Board appointment and 25% annually on his anniversary date over the remaining three years of the term of the options, exercisable until October 30, 2031.

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Item 5. Interest of Management and Others in Certain Transactions

Policies for Approval of Related Party Transactions

Our Board reviews and approves transactions with directors, officers and holders of 5% or more of our voting securities and their affiliates, or each, a related party. The material facts as to the related party’s relationship or interest in the transaction are disclosed to our Board prior to their consideration of such a transaction, and the transaction is not considered approved by our Board unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

Related Person Transaction Policy

We have not had a formal policy regarding approval of transactions with related parties. We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or one percent of our total assets at year-end for our last two completed fiscal years. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our Board, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of conduct, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our Board, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;
•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
•	the availability of other sources for comparable services or products; and
•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

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The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our Board, determines in the good faith exercise of its discretion.

 Related Party Transactions

The Company’s subsidiary, PSH, has an exclusive royalty-free worldwide master license f rom Matthew Mills, our CEO and one of the founders of the Company to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by PSH or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between PSH, as sub licensor, and the Company, as sublicensee, was merged and terminated. Accordingly, PSH can sell Nature-Cide directly to all potential customers for the product throughout the world.

Dr. Hyson, a director of the Company has granted us an exclusive license for his patents for Thermal-Aid and Malibu Brands Pain Relief Cream. Dr. Hyson receives a 5% royalty for product sales related to his patented and related products. Since inception through December 31, 2024, Dr. Hyson has received a cumulative total of $26,302 and have accrued royalties of $491 as of December 31, 2024.

On August 6, 2022, the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) with two of its executive officers. The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit Agreement shall be due and payable on the earlier to occur of (a) event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date. Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit Agreement or documentation; material defaults under any term of the Line of Credit Agreement which has been noticed and remains uncured for thirty (30) days.

On September 28, 2023, Med-X agreed to an Amendment to the aforementioned Promissory Note dated August 6, 2022, with two of its executive officers to have the Note automatically be converted in full to Med-X common stock at the IPO price. In the event Med-X does not consummate an IPO, the original terms of the Note shall apply.

As of December 31, 2024 and 2023, the Company has drawn $499,617 and $499,666, respectively against the Line of Credit Agreement and incurred interest expenses of $47,240 and $47,817, for the years ended December 31, 2024 and 2023, respectively. Included in accounts payable as of the years ended December 31, 2024 and 2023 are interest payable of $5,717 and $6,609, respectively.

Item 6. Other Information

Recent Sales of Unregistered Securities

On April 15, 2024 the Company’s Board of Directors approved a 1 for 16 Reverse Split of the Company’s common stock. The Reverse Split was effective April 16, 2024 and has been retroactively applied to the share and per share data included herein.

Shares issued from December 31, 2024 through April 28, 2025

Between January 1, 2025, and April 28, 2025, the Company sold 937,250 shares of common stock at $2.00 per share in its private placement. The Company received net proceeds of $1,499,600.

Between January 1, 2025, and April 28, 2025, the Company sold 285,947 shares of common stock with net proceeds of $532,510.

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Shares issued during the year ended December 31, 2024

During the year ended December 31, 2024, the Company sold 1,177,501 shares of common stock at $1.60 per share under a private placement offering memorandum. The Company also sold 1,874,875 shares of common stock at $2.00 per share under the terms of a private placement. The Company received total proceeds of $4,494,428, net of offering costs.

In May 2024 the Company launched a Regulation CF Crowdfunding. offering shares of common stock at $3.00 per share. During the year ended December 31, 2024, the Company issued 276,310 shares of common stock under this offering and received proceeds of $579,893, net of offering costs.

During the year ended December 31, 2024, the Company also issued 1,415,000 shares of common stock for consulting services valued at $2,264,000 or $1.60 per share, 1,535,250 shares for consulting services valued at $3,070,500 or $2.00 per share, and a total of 88,514 for services rendered in respect to a financial advisory and investment banking agreement valued at $2.00 per share or $177,028.

Shares issued during the year ended December 31, 2023

During the year ended December 31, 2023, the Company issued 1,301,147 shares of common stock for consulting services which were valued at $2,081,833 or $1.60 per share.

On October 26, 2022, the Company began offering shares of common stock under a Private Placement Memorandum for accredited investors only at $1.60 per share to raise proceeds of up to $3,000,000 or up to $3,450,000 if an over-allotment provision was exercised.  During the year ended December 31, 2023 the Company sold 3,126,571 shares of common stock under this placement at $1.60 per share.  The Company received proceeds of $3,989,767, net of offering costs.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred shares at a par value of $0.001. As of December 31, 2024, and December 31, 2023, 10,000 shares of preferred stock have been issued and are outstanding.

Acquisition of Equity Method Investee

The Company is currently negotiating for the acquisition of a minimum 49% equity interest in Napco Painting Contractors, Inc. (“Napco”). Refer to Recent Developments above.

Other Events

On August 11, 2023, the Company entered into an Engagement with Maxim Group LLC to act as the Lead Underwriter and sole book running manager in connection with the Company’s proposed initial public offering. This is after R.F. Lafferty withdrew as Lead underwriter. Subsequently, on July 26, 2024 the Company entered into an Advisory Agreement with Maxim Group to provide general financial advisory and investment banking services to the Company. Upon execution of the agreement the Company issued 88,514 shares of common stock to Maxim Group LLC. The agreement includes provisions for additional payments in cash and shares upon the provision of certain additional services and the Company completing certain milestone achievements.

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On September 15, 2023, the Company entered an agreement with Joseph Winograde to purchase 49% of Napco Painting Contractors, Inc. for $500,000 in cash and issued a $2,500,000 convertible promissory note. The note converts into common stock at the IPO price. Since the Company's stock wasn't listed on Nasdaq within 90 days, the transaction was canceled. On December 13, 2023, an amendment extended the listing date to March 14, 2024, which later expired. Consequently, the transaction has been reversed as of the financial statement's issue date, retroactively affecting results from December 31, 2023, with no investment in NAPCO included. The Company is negotiating a renewal to both Amendments.

On September 25, 2023, Med-X executed a Distribution Agreement (the “Distribution Agreement”) with Ensystex Australasia PTY LTD (Ensystex). Pursuant to the terms and conditions of the Agreement, Med-X granted Ensystex the exclusive right to purchase, use, distribute, sell, market and promote certain products of Med-X in certain foreign countries. The products shall be sold to Ensystex on prices agreed to on a case-by-case basis. The Distribution Agreement has an initial term of five years, provided that either party may terminate the Distribution Agreement upon ninety (90) days written notice. Refer to Recent Developments above.

Our Board has approved a 1-for-16 reverse stock split of our outstanding common stock. The Company will implement the reverse stock split immediately prior to the effective time of a proposed Reg CF becoming effective with the Securities and Exchange Commission. The Company has retained the services of DealMaker Securities LLC (the "Intermediary") to facilitate the CF Offering. The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. Refer to Recent Developments above.

On April 15, 2025, the Company filed a Form C-U indicating that the Company had terminated its Regulation CF Offering as of April 4, 2025.

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Item 7. Financial Statements

MED-X, INC.

Audited Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

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10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064

www.setapartfinancial.com

213-814-2809

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Med-X, Inc.

Canoga Park, California

Opinion

We have audited the consolidated financial statements of Med-X, Inc., which comprise the consolidated balance sheets as of December 31, 2024, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Med-X, Inc. as of December 31, 2024, and the result of its consolidated operations and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are required to be independent of Med-X, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Med-X, Inc.’s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Med-X, Inc.’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Med-X, Inc.’s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 16, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

April 28, 2025

Los Angeles, California

39

MED-X, INC. Consolidated Balance Sheets

	December 31, 2024	December 31, 2023
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & Cash Equivalents	$198,185	$65,747
Accounts Receivable, net	83,157	50,105
Inventory	615,914	536,241
Prepaids and Other Current Assets	301,351	80,290
Total Current Assets	1,198,607	732,383

Property and Equipment, net	21,213	30,955
Right-of-Use Asset	1,385,863	521,862
Intangible Assets	3,704	5,504
Security Deposit	54,624	54,624
Total Assets	$2,664,011	$1,345,328

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$725,205	$667,461
Credit Cards	92,688	75,851
Line of Credit	49,257	20,635
Line of Credit Agreement, related party	499,617	499,666
Current Portion of Lease Liability	328,087	339,524
Total Current Liabilities	1,694,854	1,603,137

Lease Liability, net of current portion	1,112,400	282,293
Total Liabilities	2,807,254	1,885,430

STOCKHOLDERS' EQUITY
Common Stock: $0.001 par value, 300,000,000 shares authorized. 20,482,818 and 14,115,368 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively.	20,483	14,115
Preferred Stock: 5,000,000 authorized, $0.001 par value; Series A Preferred Stock: 10,000 shares authorized, issued and outstanding	10	10
Additional Paid in Capital	40,618,236	30,414,827
Accumulated Deficit	(40,781,972)	(30,969,054)
Total Stockholders' Equity	(143,243)	(540,102)
Total Liabilities and Stockholders' Equity	$2,664,011	$1,345,328

See accompanying notes to audited consolidated financial statements.

40

MED-X, INC. Consolidated Statements of Operations

For Years Ended December 31,	2024	2023
(USD $ in Dollars)
Net Revenue	$1,730,284	$1,894,784
Cost of Goods Sold	1,434,067	1,641,617
Gross Profit	296,217	253,167

Operating Expenses:
General and Administrative	9,091,386	5,587,807
Sales and Marketing	965,326	1,088,729
Total Operating Expenses	10,056,712	6,676,536

Operating Loss	(9,760,495)	(6,423,369)

Interest Expense	52,423	55,127
Loss Before Provision for Income Taxes	(9,812,918)	(6,478,496)
Provision/(Benefit) for income taxes	-	-
Net Loss	$(9,812,918)	$(6,478,496)

Net (loss) per Share – basic and diluted	$(0.57)	$(0.54)

Weighted Average Shares Outstanding – basic and diluted	17,267,663	12,049,960

See accompanying notes to audited consolidated financial statements.

41

MED-X, INC. Consolidated Statements of Changes in Stockholders’ Equity

							Total
	Common Stock		Preferred Shares		Additional	Accumulated	Stockholders'
(in, $US)	Shares	Amount	Shares	Amount	Paid In	Deficit	Equity
Balance—December 31, 2022	9,687,650	$39,688	10,000	$10	$24,340,406	$(24,490,558)	$(140,454)
Stock Option, Non-Cash Compensation	-	-	-	-	7,248	-	7,248
Stock Based Compensation for Consulting Services	1,301,147	1,301	-	-	2,080,532	-	2,081,833
Issuance of Common Stock for Cash, net of offering costs	3,126,571	3,126	-	-	3,986,641	-	3,989,767
Net Loss		-	-	-	-	(6,478,496)	(6,478,496)
Balance—December 31, 2023	14,115,368	$14,115	10,000	$10	$30,414,827	$(30,969,054)	$(540,102)
Stock Option, Non-Cash Compensation	-	-	-	-	7,248	-	7,248
Stock Based Compensation for Consulting Services	3,038,764	3,039	-	-	5,508,489	-	5,511,528
Issuance of Common Stock for Cash, net of offering costs	3,328,686	3,329	-	-	4,687,672	-	4,691,001
Net Loss			-	-		(9,812,918)	(9,812,918)
Balance—December 31, 2024	20,482,818	$20,483	10,000	$10	$40,618,236	$(40,781,972)	$(143,243)

See accompanying notes to audited consolidated financial statements.

42

MED-X, INC. Consolidated Statements of Cash Flows

For Years Ended December 31,	2024	2023
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	$(9,812,918)	$(6,478,496)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation Expense	9,742	13,926
Amortization Expense	1,800	1,800
Non-cash Lease Expense	(45,331)	(15,268)
Consulting Expense, settled through stock issuance	5,511,528	2,081,833
Share-Based Compensation Expense	7,248	7,248
Changes in operating assets and liabilities:
Accounts Receivable, net	(33,052)	15,268
Inventory	(79,673)	234,212
Prepaids and Other Current Assets	(221,061)	66,420
Accounts Payable	57,744	65,430
Credit Cards	16,837	(11,235)
Accounts payable and accrued liabilities, related party	-	(84,398)
Net Cash Used in Operating Activities	(4,587,136)	(4,103,260)

CASH FLOW FROM INVESTING ACTIVITIES
Net Cash Used In Investing Activities	-	-

CASH FLOW FROM FINANCING ACTIVITIES
Common Stock Issued for Cash, net of offering costs	4,691,001	3,989,767
Borrowings/ (Repayment) - Line of Credit	28,622	(24,952)
Borrowing / (Repayment) - Line of Credit Agreement, related party	(49)	(3,078)
Repayment of Loans and Notes	-	(2,202)
Net Cash Provided by Financing Activities	4,719,574	3,959,535

Net Change in Cash and Cash Equivalents	132,438	(143,725)
Cash—Beginning of the Year	65,747	209,472
Cash—End of the Year	$198,185	$65,747

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During the period for Interest	$47,353	$52,338
Cash Paid During the period for Income Taxes	$-	$-

See accompanying notes to audited consolidated financial statements.

43

MED-X, INC. Consolidated Notes to Financial Statements For Years Ended December 31, 2024 and December 31, 2023

1. NATURE OF OPERATIONS

Med-X, Inc. was incorporated on February 24, 2014, in the state of Nevada. The company has a wholly-owned subsidiary, Pacific Shore Holdings, Inc., which was established on August 12, 1981, in the state of Delaware. Med-X acquired this subsidiary through a merger in April of 2018. The audited condensed consolidated financial statements of Med-X, Inc. (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Canoga Park, California.

The Company and PSH developed a series of natural “green” branded products under our product names: Nature-Cide®, Thermal-Aid®, and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, Turf, janitorial, hospitality, transportation and agriculture, and the Cannabis and Hemp cultivation and products industries. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national and international distribution outlets positioned around the United States (US) and Asia.

Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed to treat a variety of ailments and while we are marketing certain formats of these products, other formulations are still in the development stage. The Company also operates the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes Cannabis media content to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and publishes a daily news video through social and news applications. As these core businesses evolve, we will seek to develop and monetize techniques for the recognition and extraction of Cannabis compounds for the medical industry, and a cost-effective pharmacy automation system for the pharmaceutical and cannabis industries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”).

Basis of Consolidation

The Company’s audited condensed consolidated financial statements include the accounts of Med-X Inc., and its wholly owned subsidiary, Pacific Shore Holdings, Inc., over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

The Company has adopted the calendar year as its basis of reporting.

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Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and December 31, 2023, the Company’s cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company’s customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined that no allowance for expected credit loss was not material to these audited condensed consolidated financial statements.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or net realizable value. Inventories are periodically evaluated to identify obsolete or otherwise impaired products and are written off when management determines usage is not probable. The Company estimates the balance of excess and obsolete inventory by analyzing inventory by age using last used and original purchase date and existing sales pipeline for which the inventory could be used.

Intangible Assets

Intangible assets with finite lives, such as trademark & copyrights, are amortized on a straight-line basis over their estimated useful lives. The useful life of the trademark is deemed as 15 years.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Buildings & improvements	Lease term
Furniture & equipment	3 years
Software	5 years
Vehicles	Lease term

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Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Basic and Diluted Net Loss Per Share

Basic and diluted earnings or loss per share (“EPS”) amounts in the audited condensed consolidated financial statements are computed in accordance ASC 260- 10 “earnings per share”, which establishes the requirements for presenting EPS. Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net income or loss available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Potentially dilutive securities were excluded from the calculation of diluted loss per share because their effect would be anti-dilutive. During years ended December 31, 2024 and 2023, there were 265,400 potentially dilutive shares as a result of certain outstanding, exercisable stock options and share purchase warrants.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

Cash Concentrations

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

46

Customer Concentrations

As of December 31, 2024, the Company earned 29% of gross revenue from two specific customers and as of December 31,2023, the Company earned 18% of gross revenue from one customer.

Supplier Concentrations

As of December 31, 2024, and 2023, the Company made purchases from 2 major suppliers that accounted for 76% and 78% of cost of goods, respectively.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Through the years ended December 31, 2024 and 2023, the Company generated revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third party distributors; and (iv) on occasion, direct to end user. The Company considers its performance obligations satisfied upon shipment of the purchased products to the customer with respect to sales processed by third party fulfilment centers and delivery of the product for sales made to distributors or direct to end user. Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company’s warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing products using its eCommerce site on a case-by- case basis and generally will issue a replacement product in the limited cases of product returns. Returns by distributors or direct to end user customers are also reviewed on a case-by-case basis for product replacement if the Company determines it is warranted. The Company has no policy requiring cash refunds. Revenue also includes immaterial advertising sales from our online media platform.

Cost of sales

Cost of sales includes actual product cost, shipping to distribution centers and reseller warehouses, labor, cost of warehousing and allocated overheard, which is applied on a per Unit basis.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and 2023, amounted to $876,361 and $1,049,098, which is included in sales and marketing expenses.

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock under our Reg CF, Regulation A+ offering and Rule 506(c) private placements have been recorded as contra equity and deducted from the capital raised. Costs associated with the proceeds from an Initial Public Offering (IPO) on Form S-1 are capitalized under prepaid expenses and other current assets until such time as the success or failure of the IPO can be determined, at which time the costs will be recorded as contra equity or expensed. Offering costs include legal, accounting, investment banking, underwriting, printing, and regulatory and filing fees.

47

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 28, 2025, which is the date the financial statements were issued.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

Effective January 1, 2019, the Company adopted the provisions of Topic 842 using the alternative modified transition method, with a cumulative effect adjustment to the opening balance of accumulated deficit on the date of adoption, and prior periods not restated, as allowed under the provisions of Topic 842.

The Company also elected to use the practical expedients permitted under the transition guidance of Topic 842, which provides for the following: the carryforward of the Company’s historical lease classification, no requirement for reassessment of whether an expired or existing contract contains an embedded lease, no reassessment of initial direct costs for any leases that exist prior to the adoption of the new standard, and the election to consolidate lease and non-lease components. The Company also elected to keep all leases with an initial term of 12 months or less off the balance sheet.

3. INVENTORY

Inventory consists of the following items:

As of	December 31, 2024	December 31, 2023
Raw Materials	282,956	326,214
Finished Goods	332,958	210,027
Total Inventory	$615,914	$536,241

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4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of	December 31, 2024	December 31, 2023
Advances to Suppliers	165,864	31,831
Prepaid Rent	14,969	14,969
Escrow account	98,158	-
Other Current Assets	22,360	33,490
Total Prepaids and Other Current Assets	$301,351	$80,290

Accounts payable and accrued liabilities consists of the following items:

As of	December 31, 2024	December 31, 2023
Accounts Payable	478,355	464,345
Accrued Employee Compensation	172,351	134,155
Other Payroll Liabilities	74,499	68,961
Total Accounts Payable and Accrued Liabilities	$725,205	$667,461

5. PROPERTY AND EQUIPMENT

As of December 31, 2024 and December 31, 2023, property and equipment consists of:

As of	December 31, 2024	December 31, 2023
Buildings & Improvements	$337,806	$337,806
Furniture & Equipment	320,218	320,218
Software and Website	166,514	166,514
Vehicles	164,485	164,485
Property and Equipment, at cost	989,023	989,023
Accumulated Depreciation	(967,810)	(958,068)
Property and Equipment, Net	$21,213	$30,955

Depreciation expenses for property and equipment for years ended December 31, 2024, and 2023 were in the amount of $9,742 and $13,926, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2024 and December 31, 2023, intangible asset consist of:

As of	December 31, 2024	December 31, 2023
Trademark	$26,994	$26,994
Intangible assets, at cost	26,994	26,994
Accumulated Amortization	(23,290)	(21,490)
Intangible Assets, net	$3,704	$5,504

49

Entire intangible assets have been amortized. Amortization expense for years ended December 31, 2024 and 2023 was in the amount of $1,800 and $1,800, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2024:

For The Year Ended December 31,
2025	(1,800)
2026	(1,800)
2027	(104)
Thereafter	-
Total	$(3,704)

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

On April 15, 2024 the Company’s Board of Directors approved a 1 for 16 Reverse Split of the Company’s common stock. The Reverse Split was effective April 16, 2024 and has been retroactively applied to the share and per share data included herein.

The Company is authorized to issue 300,000,000 shares of common stock at a par value of $0.001 per share. As of December 31, 2024 and 2023, 20,482,818 and 14,115,368 shares were issued and outstanding, respectively.

Shares issued during the year ended December 31, 2024

During the year ended December 31, 2024, the Company sold 1,177,501 shares of common stock at $1.60 per share under a private placement offering memorandum. The Company also sold 1,874,875 shares of common stock at $2.00 per share under the terms of a private placement. The Company received total proceeds of $4,494,428, net of offering costs.

In May 2024 the Company launched a Regulation CF Crowdfunding. offering shares of common stock at $3.00 per share. During the year ended December 31, 2024, the Company issued 276,310 shares of common stock under this offering and received proceeds of $196,573, net of offering costs.

During the year ended December 31, 2024, the Company also issued 1,415,000 shares of common stock for consulting services valued at $2,264,000 or $1.60 per share, 1,535,250 shares for consulting services valued at $3,070,500 or $2.00 per share, and a total of 88,514 for services rendered in respect to a financial advisory and investment banking agreement valued at $2.00 per share or $177,028.

Shares issued during the year ended December 31, 2023

During the year ended December 31, 2023, the Company issued 1,301,147 shares of common stock for consulting services which were valued at $2,081,833 or $1.60 per share.

On October 26, 2022, the Company began offering shares of common stock under a Private Placement Memorandum for accredited investors only at $1.60 per share to raise proceeds of up to $3,000,000 or up to $3,450,000 if an over-allotment provision was exercised.  During the year ended December 31, 2023 the Company sold 3,126,571 shares of common stock under this placement at $1.60 per share.  The Company received proceeds of $3,989,767, net of offering costs.

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Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred shares at a par value of $0.001. As of December 31, 2024 and December 31, 2023, 10,000 shares of preferred stock have been issued and are outstanding.

8. SHAREBASED COMPENSATION

Stock Options

During 2016, the Company adopted the 2016 Stock Incentive Plan (which may be referred to as the “Plan”). The Company reserved 625,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, consultants, Officers or members of the Board of Directors. The term of the options under the Plan shall not exceed 10 years from the date of grant.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant. .The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

In prior years, the Company has granted time-vested options to purchase shares of common stock with exercise prices ranging from $9.60 - $12.80 on the date of grant by the Board. These options vest ratably over a period of between 2 and 4 years and expire ten years from the date of grant. The fair values of these options were calculated using the Black-Scholes model. This option pricing model requires a number of assumptions, of which the most significant are: expected stock price volatility, the expected dividend yield, and the expected option term (the amount of time from the grant date until the options are exercised or expire). The Company estimated a volatility factor utilizing a weighted average of comparable published volatilities of its peers. The Company applied the simplified method to determine the expected term of stock-based compensation grants.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

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A summary of the Company’s stock option activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	247,813	$10.08	-
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	247,813	$10.08	2.76
Exercisable Options at December 31, 2023	238,907	$9.97	2.76
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	247,813	$10.08	1.76
Exercisable Options at December 31, 2024	243,360	$10.02	1.76

Stock option expense for the years ended December 31, 2024, and December 31, 2023, was $7,248 and $7,248, respectively.

Warrants

A summary of the Company’s warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	17,587	$9.60	3.70
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	$17,587	$9.60	2.70
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	$17,587	$9.60	1.70

The aggregate intrinsic value of the warrants as of December 31, 2024, and December 31, 2023, is $0.

9. DEBT

Line of Credit

The Company entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of December 31, 2024, and December 31, 2023, the outstanding balance was $49,257 and $20,635 respectively.

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Line of Credit- Related Party

On August 6, 2022, the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) with two of its executive officers. The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit Agreement shall be due and payable on the earlier to occur of (a) event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date.

Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit Agreement or documentation; material defaults under any term of the Line of Credit Agreement which has been noticed and remains uncured for thirty (30) days.

On September 28, 2023, Med-X agreed to an Amendment to the aforementioned Promissory Note dated August 6, 2022, with two of its executive officers to have the Note automatically be converted in full to Med-X common stock at the IPO price. Since the Company did not consummate an IPO, the original terms of the Note shall apply. As of December 31, 2024 and 2023 2023, the Company has drawn $499,617 and $499,666, respectively against the Line of Credit Agreement and incurred interest expenses of $47,240 and $47,817, for the years ended December 31, 2024 and 2023, respectively. Included in accounts payable as of the years ended December 31, 2024 and 2023 are interest payable of $5,717 and $6,609, respectively.

10. LEASES

The Company conducts its operations from facilities in Canoga Park, California that was initially leased under a five-year lease which expired September 14, 2020. The Company renewed its lease for an additional five-year term which expires October 14, 2025. The Company renewed its lease for an additional three-year term which expires October 14, 2028. The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area. Monthly payments range from $22,453 to $38,753 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

As of	December 31, 2024	December 31, 2023
Operating Leases:
Right-of-use Assets	$1,385,863	$521,862

Lease Liabilities:
Lease Liabilities	$1,440,487	$621,817

The weighted average lease term for the Company’s operating leases as of December 31, 2024, and December 31, 2023 was 3.75 years and 1.8 years, respectively.

The weighted average discount rate used for operating leases is 6.75% for the years ended December 31, 2024, and 2023.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

For The Year Ended December 31,
2025	$415,308
2026	427,073
2027	448,426
2028	348,776
1,639,583
Less: Present Value Discount	(199,096)
Total	1,440,487
Less: current portion	(328,087)
Lease liability, net of current portion	$1,112,400

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11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023 consists of the following:

For The Year Ended December 31,	2024	2023
Net Operating Loss	$(2,928,175)	$(1,933,183)
Valuation Allowance	2,928,175	1,933,183
Net Provision for income tax	$-	$-

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of December 31,	2024	2023
Net Operating Loss	$(8,535,862)	$(5,607,687)
Valuation Allowance	8,535,862	5,607,687
Total Deferred Tax Asset	$-	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss (“NOL”) carryforwards of $28,605,436, and the Company had state net operating loss (“NOL”) carryforwards of approximately $28,605,436. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

12. RELATED PARTY

On August 6, 2022, the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) with two of its executive officers. The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit Agreement shall be due and payable on the earlier to occur of (a) event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date. Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit Agreement or documentation; material defaults under any term of the Line of Credit Agreement which has been noticed and remains uncured for thirty (30) days. On September 28, 2023, Med-X agreed to an Amendment to the aforementioned Promissory Note dated August 6, 2022, with two of its executive officers to have the Note automatically be converted in full to Med-X common stock at the IPO price. Since the Company did not consummate an IPO, the original terms of the Note shall apply.  As of December 31, 2024 and 2023 2023, the Company has drawn $499,617 and $499,666, respectively against the Line of Credit Agreement and incurred interest expenses of $47,240 and $47,817, for the years ended December 31, 2024 and 2023, respectively. Included in accounts payable as of the years ended December 31, 2024 and 2023 are interest payable of $5,717 and $6,609, respectively.

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The Company’s subsidiary, PSH, has an exclusive royalty-free worldwide master license from Matthew Mills, our CEO and one of the founders of the Company to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by PSH or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between PSH, as sub licensor, and the Company, as sublicensee, was merged and terminated. Accordingly, PSH can sell Nature-Cide directly to all potential customers for the product throughout the world.

In June 2012 the Company’s subsidiary, PSH, entered into a licensing agreement with Dr, Morton I Hyson, MD, PC, a director of the Company, dba Hyson Medical Products whereunder PSH was granted an exclusive license to utilize patents for certain branded products in consideration of a fee of 5% of the net sales of associated PSH branded products thirty days after each calendar quarter for five (5) years from commencement of sales, or the term of the agreement, whichever is longer. The agreement carried an initial term of five (5) years and is automatically extended thereafter for additional 12-month terms unless either party notifies the other party of the termination of the agreement, with at least six (6) months prior written notice. As of December 31, 2024, we have paid to Dr. Hyson aggregate royalties of $26,302 and have accrued royalties of $491 as of December 31, 2024. The patents have since expired and we are using the technology and case study covered by these patents to market additional private label consumer products under our brand to address headache pain relief, both migraine and tension.

Compensation of Executive Officers:

During the years ended December 31, 2024 and 2023 the Company paid its Chief Executive Officer, Matthew Mills, a salary of $375,000 and $390,625, respectively.  In addition, Mr. Mills received additional compensation of $12,416 and $16,897, respectively in the years ended December 31, 2024 and 2023, as a vehicle allowance.

During the years ended December 31, 2024 and 2023 the Company paid its President and Corporate Secretary and wife of Matthew Mills, Jennifer Mills, a salary of $190,000 and $197,917, respectively.

During the years ended December 31, 2024 and 2023 the Company paid its Chief Financial Officer, Ronald Tchorzewski, a salary of $225,000 and $234,375, respectively.

During each of the years ended December 31, 2024 and 2023 the Company paid its Chief Media Officer, Nick Phillips, a salary of $190,000.

13. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

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14. OTHER EVENTS

On September 15, 2023, the Company entered an agreement with Joseph Winograde to purchase 49% of Napco Painting Contractors, Inc. for $500,000 in cash and issued a $2,500,000 convertible promissory note. The note converts into common stock at the IPO price. Since the Company's stock wasn't listed on Nasdaq within 90 days, the transaction was canceled. On December 13, 2023, an amendment extended the listing date to March 14, 2024, which later expired. Consequently, the transaction has been reversed as of the financial statement's issue date, retroactively affecting results from December 31, 2023, with no investment in NAPCO included. The Company is negotiating a renewal to both Amendments.

On March 6, 2024, the Company entered into an agreement with Dealmaker to act as the Lead selling Agent for the Company’s Regulation A offering (the “DealMaker Agreement”). In connection with the DealMaker Agreement, the Company has agreed to pay DealMaker an advance of $32,500 (which shall be an advance against accountable expenses and will be refunded to the extent not actually incurred); a $10,000 monthly account management fee; and 6.5% cash fees from all proceeds.

On July 26, 2024 the Company entered into an Advisory Agreement with Maxim Group to provide general financial advisory and investment banking services to the Company. Upon execution of the agreement the Company issued 88,514 shares of common stock to Maxim Group LLC. The agreement includes provisions for additional payments in cash and shares upon the provision of certain additional services and the Company completing certain milestone achievements.

15. SUBSEQUENT EVENTS

On April 15, 2025, the Company filed a Form C-U indicating that the Company had terminated its Regulation CF Offering as of April 4, 2025.

Between January 1, 2025, and April 28, 2025, the Company sold 937,250 shares of common stock at $2.00 per share in its private placement. The Company received net proceeds of $1,499,600.

Between January 1, 2025, and April 28, 2025, the Company sold 285,947 shares of common stock  with net proceeds of $532,510.

The Company has evaluated subsequent events for the period from December 31, 2024, through April 28, 2025, which is the date the audited condensed consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these audited condensed consolidated financial statements.

16. GOING CONCERN

The accompanying audited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $9,812,918, an operating cash outflow of $4,587,136 and liquid assets in cash of $198,185, which are less than a year worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying audited condensed consolidated financial statements do not include any adjustments that might result from these uncertainties.

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Item 8. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Articles of Incorporation*
2.2	Certificate of Designation of Series A Preferred Stock*
2.3	Bylaws*
4.1	Subscription Documents*
4.2	Form of Common Stock Certificate of the Registrant*
6.1	License Agreement, dated September 1, 2014, by and between Med-X, Inc., as the Licensee, and Pacific Shore Holdings, Inc. as the Licensor*
6.2	Posting Agreement, dated November 12, 2015, by and between Med-X, Inc. and StartEngine Crowdfunding, Inc., with Warrant attached.*
6.3	Broker-Dealer Services Agreement with FundAmerica Securities, LLC*
6.4	Development, Marketing and Consulting Agreement with M6, dated June 20, 2016*
6.5	Agreement with Monarch Bay Securities, LLC*
6.7	Broker-Dealer Agreement executed March 3, 2021, between Med-X, Inc., and Dalmore Group, LLC*
6.8	Share Purchase Agreement by and among Med-X, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited*
6.9	Warrant to purchase shares of Med-X, Inc. Common Shares*
6.10	Registration Rights Agreement*
6.11	Med-X, Inc. 2016 Stock Incentive Plan*++
6.12	Agreement of Merger and Plan of Reorganization by and among Med-X Acquisition Corp. and Pacific Shore Holdings, Inc. and Matthew Mills*
6.13	Lease between S&R Properties, Corp. and Pacific Shore Holdings, Inc. dated August 1, 2015*
6.14	Amendment to Lease with S&R Properties dated July 21, 2020*
6.15	Loan and Security Agreement between Crestmark Bank and Pacific Shore Holdings, Inc. dated November 27, 2012*
6.16	Security Agreement Crestmark Bank and Pacific Shore Holdings, Inc.*
6.17	Promissory Note issued to Crestmark Bank dated November 27, 2021*
6.18	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated July 1, 2012*
6.19	Licensing Agreement between Dr. Morton I. Hyson, M.D., PC. D.b.a. Hyson Medical Products and Pacific Shore Holdings, Inc. dated June 22, 2012*
6.20	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated January 15, 2010*
6.21	Line of Credit Agreement between Matthew Mills, Jennifer Mills, and Med-X, Inc., dated August 6, 2022*
6.22	Engagement letter between the Company and RF Lafferty & Co., Inc.*
6.23	Amendment to Line of Credit Agreement with Matthew Mills, Jennifer Mills and Med-X, Inc. dated September 28, 2023*
6.24	Agreement for the Purchase and Sale of Capital Stock between Med-X Inc and Joseph Winograde *
6.25	Convertible Promissory Note between Med-X Inc and Joseph Winograde *
6.26	Purchaser’s Rights Agreement between Med-X Inc and Joseph Winograde *
6.27	Amendment to the Agreement for the Purchase and Sale of Capital Stock, dated December 13, 2023, between Med-X, Inc. and Joseph Winograde*
6.28	Purchaser’s Rights Agreement, dated September 15, 2023*
6.29	Distribution Agreement, dated September 25, 2023, between Med-X, Inc. and Ensystex Australasia Pty Ltd*
6.30	Form of Warrant Agency Agreement*
6.31	Amendment No. 1 to Agreement for the Purchase and Sale of Capital Stock between Med-X Inc and Joseph Winograde*
6.32	Amendment No. 1 to the Convertible Promissory Note between Med-X Inc. and Joseph Winograde *
8.1	Escrow Services Agreement with FundAmerica Securities, LLC*
11.1	Consent of Independent Registered Public Accounting Firm**

*  previously filed

** filed herewith

++ Indicates a management contract or compensatory plan.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C., on April 28, 2025.

Med-X, Inc.

By:	/s/ Matthew Mills
Name:	Matthew Mills
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Matthew Mills	Chief Executive Officer of Med-X, Inc.	April 28, 2025
Matthew Mills	(Principal Executive Officer)

/s/ Ronald J. Tchorzewski	Chief Financial Officer of Med-X, Inc.	April 28, 2025
Ronald J. Tchorzewski	(Principal Financial Officer and Principal Accounting Officer)

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